Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

The Coast Distribution System, Inc.

at

$5.50 NET PER SHARE

by

KAO Acquisition Sub, Inc.,

a wholly owned subsidiary of

Keystone Automotive Operations, Inc.,

a wholly owned subsidiary of

LKQ Corporation

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT,

NEW YORK TIME, AT THE END OF THE DAY ON AUGUST 18, 2015,

UNLESS THE OFFER IS EXTENDED.

This Offer (as defined herein) is being made pursuant to the Agreement and Plan of Merger, dated as of July 8, 2015 (the “Merger Agreement”), among LKQ Corporation, a Delaware corporation (“LKQ”), Keystone Automotive Operations, Inc., a Pennsylvania corporation and a wholly owned subsidiary of LKQ (“Parent”), KAO Acquisition Sub, Inc., a Delaware corporation and a wholly owned direct subsidiary of Parent (“Purchaser”), and The Coast Distribution System, Inc., a Delaware corporation (the “Company”). Purchaser is offering to purchase all the outstanding shares of common stock of the Company, par value $0.001 per share (“Shares”), at a price per Share of $5.50, net to the seller in cash, without interest (such amount, as it may be adjusted from time to time on the terms and subject to the conditions set forth in the Merger Agreement, the “Offer Price”), and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and the related Letter of Transmittal (as defined below). The Offer is conditioned upon the satisfaction of the Minimum Condition (as defined below) and certain other customary conditions. The term “Minimum Condition” is defined in Section 15—“Certain Conditions of the Offer” and generally requires that the number of Shares validly tendered and not validly withdrawn in accordance with the terms of the Offer be a number of Shares that, together with any Shares then owned by LKQ, Parent, Purchaser and their respective controlled affiliates (if any), represents at least a majority of all then outstanding Shares (not including Shares tendered pursuant to guaranteed delivery procedures for which the underlying shares have not been received). The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer.” There is no financing condition to the Offer.

The Board of Directors of the Company has adopted resolutions (i) authorizing and approving the execution, delivery and performance of the Merger Agreement by the Company and the consummation of the merger of Purchaser with and into the Company, with the Company continuing as the surviving corporation (the “Merger”) and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”); (ii) resolving that the Merger Agreement and the Merger shall be governed by Section 251(h) of the General Corporation Law of the State of Delaware and that the Merger shall be consummated as soon as practicable following the consummation of the Offer; (iii) determining that the Merger Agreement and the Transactions are advisable, fair to and in the best interests of the Company and its stockholders; and (iv) recommending that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

IMPORTANT

Any stockholder of the Company wishing to tender Shares in the Offer must (i) complete and sign the letter of transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”) in accordance with the instructions in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined herein), together with any certificates representing Shares tendered, (ii) follow the procedure for book-entry transfer described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” or (iii) request such stockholder’s broker, dealer, commercial bank, trust company or other nominee to effect the transaction for the stockholder. A stockholder whose Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee must contact such person if such stockholder wishes to tender its Shares.

Any stockholder of the Company may also tender Shares pursuant to the guaranteed delivery procedure described in Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Questions and requests for assistance may be directed to the Information Agent (as defined herein) at the addresses and telephone number set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the Letter of Transmittal, the Notice of Guaranteed Delivery (as defined herein) and other related materials may also be obtained from the Information Agent. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for copies of these documents.

July 22, 2015

SUMMARY TERM SHEET

KAO Acquisition Sub, Inc., a Delaware corporation (“Purchaser”, “us” or “we”) and a wholly owned direct subsidiary of Keystone Automotive Operations, Inc., a Pennsylvania corporation (“Parent”), which is a wholly owned subsidiary of LKQ Corporation, a Delaware corporation (“LKQ”), hereby offers to purchase (the “Offer”) all the outstanding shares of common stock, par value $0.001 per share (“Shares”), of The Coast Distribution System, Inc., a Delaware corporation (the “Company”), at a price per Share of $5.50, net to the seller in cash, without interest (such amount, as it may be adjusted from time to time on the terms and subject to the conditions set forth in the Agreement and Plan of Merger (the “Merger Agreement”) dated as of July 8, 2015, among LKQ, Parent, Purchaser and the Company, the “Offer Price”), and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”). The following are answers to some of the questions you, as a stockholder of the Company, may have about the Offer. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you, because this summary may not contain all the information that is important to you. Additional important information is contained in the remainder of this Offer to Purchase and the Letter of Transmittal and the other documents to which we have referred you.

Who is offering to buy my securities?

Our name is KAO Acquisition Sub, Inc., a Delaware corporation that was formed for the purpose of making this Offer. We are a wholly owned direct subsidiary of Parent, which is a wholly owned subsidiary of LKQ. See the “Introduction” to this Offer to Purchase and Section 8—“Certain Information Concerning LKQ, Parent and Purchaser.”

What are the classes and amounts of securities sought in the Offer?

We are seeking to purchase all the outstanding Shares of the Company. See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.”

How much are you offering to pay? What is the form of payment? Will I have to pay any fees or commissions?

We are offering to purchase Shares at a price per Share of $5.50, net to the seller in cash, without interest (subject to adjustments from time to time on the terms and subject to the conditions set forth in the Merger Agreement), and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal. If you are the record holder of Shares and tender directly to Computershare Trust Company, N.A., the depositary for the Offer (the “Depositary”), you will not be obligated to pay brokerage fees or commissions. If you own your Shares through a broker, dealer, commercial bank, trust company or other nominee, and such person tenders your Shares on your behalf, your broker, dealer, commercial bank, trust company or other nominee may charge you a fee for doing so. You should consult your broker, dealer, commercial bank, trust company or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

We estimate that we will need approximately $29 million to (i) purchase all the outstanding Shares validly tendered in the Offer and acquire all the remaining issued and outstanding Shares pursuant to the merger of Purchaser with and into the Company, with the Company continuing as the surviving corporation (the “Merger”), (ii) cash out certain equity awards granted by the Company and (iii) pay related transaction fees and expenses. Parent, our parent company, will provide us with sufficient funds to purchase all Shares validly tendered in the Offer and to provide funding for our acquisition of the remaining Shares in the Merger, which is expected to follow the successful completion of the Offer in accordance with the terms and conditions of the Merger Agreement. LKQ currently has and expects to continue to have, and will provide to Parent, which will provide us with, sufficient funds to consummate these transactions. See Section 9—“Source and Amount of Funds.”

Is your financial condition relevant to my decision to tender my Shares in the Offer?

We do not think our financial condition is material to your decision whether to tender Shares and accept the Offer because:

•	the Offer is being made for all outstanding Shares solely for cash;

•	as described above, LKQ currently has and expects to continue to have, and will provide to Parent, which will provide us with, sufficient funds to consummate the Transactions;

•	the Offer is not subject to any financing condition; and

•	if we consummate the Offer, we expect to acquire any remaining outstanding Shares not purchased in the Offer for the same cash price per Share in the Merger.

See Section 9—“Source and Amount of Funds.”

How long do I have to decide whether to tender my Shares in the Offer?

Unless we extend the Offer, you will have until 12:00 midnight, New York City time, at the end of the day on August 18, 2015, to tender your Shares in the Offer. Furthermore, if you cannot deliver everything required to make a valid tender by that time, you may still participate in the Offer by using the guaranteed delivery procedure that is described in Section 3 of this Offer to Purchase prior to that time. See Section 1—“Terms of the Offer” and Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that so long as neither the Company nor Parent has terminated the Merger Agreement in accordance with its terms:

•	we must extend the Offer for any period required by any law or order, judgment, conciliation agreement, award, decision, decree, injunction, ruling, writ or assessment (each an “Order”) of any government, governmental or regulatory entity, body, department, commission, subdivision, board, administrative agency or instrumentality, court, tribunal, judicial body, or an arbitrator or arbitration panel, or any non-governmental self-regulatory agency, securities exchange, commission or authority (each a “Governmental Authority”) (whether temporary, preliminary or permanent) that is binding on any person or its property under applicable law, or any rule, regulation, interpretation or position of the United Stated Securities and Exchange Commission (the “SEC”) or its staff or the New York Stock Exchange Market Division (“NYSE MKT”), in any such case which is applicable to the Offer;

•	in the event that any of the conditions to the Offer, other than the Minimum Condition, are not satisfied or waived as of any then scheduled expiration of the Offer, we must extend the Offer for such number of successive extension periods of not more than ten business days each (the length of such period to be determined by us), or any longer period that is approved in advance by the parties to the Merger Agreement, in order to permit the satisfaction of all of the conditions to the Offer. We will not, however, be required to extend the Offer beyond the Outside Date. The “Outside Date” is November 5, 2015; and

•	in the event that all of the conditions to the Offer have been satisfied or waived, except that the Minimum Condition has not been satisfied, as of any then scheduled expiration of the Offer, we must extend the Offer for an extension period of up to ten business days, or any longer period that is approved in advance by the parties to the Merger Agreement. We will not, however, be required to extend the Offer on more than one occasion, but may, in our discretion, elect to do so, and we will not in any event be required to extend the Offer beyond the Outside Date.

See Section 1—“Terms of the Offer” for more details on our obligation and ability to extend the Offer.

Will you provide a subsequent offering period?

We may, but are not required to, provide for a subsequent offering period of not less than three nor more than 20 business days immediately following the expiration of the Offer.

How will I be notified if the Offer is extended?

Any extension of the Offer will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the day on which the Offer was otherwise scheduled to expire. See Section 1—“Terms of the Offer.”

What are the most significant conditions to the Offer?

The Offer is conditioned upon, among other things:

•	satisfaction of the Minimum Condition;

•	no Governmental Authority of competent jurisdiction in the United States shall have (i) enacted, issued or promulgated any law that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer, the acquisition of Shares by Parent or Purchaser, or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Shares by Parent or Purchaser, or the Merger in the United States, or (ii) issued or granted any Order that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in the United States; and

•	the Merger Agreement shall not have been terminated in accordance with its terms and the parties thereto shall not have reached an agreement that the Offer or the Merger Agreement be terminated.

The Offer is also subject to other conditions set forth in this Offer to Purchase. There is no financing condition to the Offer. We can waive some of the conditions to the Offer without the Company’s consent. We cannot, however, waive or amend the Minimum Condition without the Company’s prior written consent. See Section 15—“Certain Conditions of the Offer.”

How do I tender my Shares?

In order for Shares to be validly tendered pursuant to the Offer, you must follow these instructions:

•	If you are a record holder and you have certificated Shares, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, (2) share certificates evidencing such Shares (“Share Certificates”), in proper form for transfer, and (3) any other documents required by the Letter of Transmittal.

•	If you are a record holder and you hold uncertificated Shares in book-entry form with the Company’s transfer agent, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, and (2) any other documents required by the Letter of Transmittal.

•	If your Shares are held in “street” name and are being tendered by book-entry transfer, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) a Book-Entry Confirmation (as defined under Section 2—“Acceptance for Payment and Payment for Shares”), (2) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message (as defined under Section 2—“Acceptance for Payment and Payment for Shares”) and (3) any other documents required by the Letter of Transmittal.

•	If your Share Certificates are not immediately available, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please contact MacKenzie Partners, Inc. (the “Information Agent”) for assistance.

•	If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

See Section 3—“Procedures for Accepting the Offer and Tendering Shares.”

Until what time may I withdraw previously tendered Shares?

You may withdraw your previously tendered Shares at any time until the Offer has expired and, if we have not accepted your Shares for payment by September 19, 2015, you may withdraw them at any time after that date until we accept Shares for payment. See Section 4—“Withdrawal Rights”.

How do I withdraw previously tendered Shares?

To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary at any time at which you have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, dealer, commercial bank, trust company or other nominee, you must instruct such broker, dealer, commercial bank, trust company or other nominee to arrange for the withdrawal of your Shares, and such broker, dealer, commercial bank, trust company or other nominee must effectively withdraw such Shares at any time at which you have the right to withdraw Shares. See Section 4—“Withdrawal Rights.”

Have any stockholders previously agreed to tender their Shares?

Yes. Contemporaneously with the execution of the Merger Agreement, Parent and Purchaser entered into a Tender and Support Agreement with certain of the Company’s stockholders. As of June 29, 2015, such stockholders beneficially owned a total of 948,261 Shares, representing approximately 18.20% of the then outstanding Shares on a fully diluted basis. See Section 11—“The Transaction Agreements: Tender and Support Agreement” for a more detailed description of the Tender and Support Agreement.

What is the recommendation of the Company Board with respect to the Offer?

The Board of Directors of the Company has unanimously adopted resolutions (i) authorizing and approving the execution, delivery and performance of the Merger Agreement by the Company and the consummation of the Transactions; (ii) resolving that the Merger Agreement and the Merger shall be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”) and that the Merger shall be consummated as soon as practicable following the consummation of the Offer; (iii) determining that the

Merger Agreement and the Transactions are advisable, fair to and in the best interests of the Company and its stockholders; and (iv) recommending that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer. A more complete description of the reasons for the Company board of director’s approval of the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the Company’s stockholders together with this Offer to Purchase. See the “Introduction” to this Offer to Purchase.

If the Offer is completed, will the Company continue as a public company?

No. As soon as practicable following the purchase of Shares in the Offer, we expect to consummate the Merger. If the Merger takes place, the Company will no longer be publicly traded. Even if for some reason the Merger does not take place, if we purchase all the tendered Shares, there may be so few remaining stockholders and publicly held Shares that Shares will no longer be eligible to be traded through the NYSE MKT or other securities exchanges, there may not be an active public trading market for Shares and the Company may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See Section 13—“Certain Effects of the Offer.”

If you do not consummate the Offer, will you nevertheless consummate the Merger?

No. None of Purchaser, Parent, LKQ or the Company is under any obligation to pursue or consummate the Merger if the Offer has not been earlier consummated.

Will the Offer be followed by a merger if all Shares are not tendered in the Offer?

Yes, unless the conditions to the Merger are not satisfied or waived. If we accept for payment and pay for all Shares validly tendered and not properly withdrawn pursuant to the Offer, and the other conditions to the Merger are satisfied or waived, Purchaser will merge with and into the Company, with the Company continuing as the surviving corporation. If the Merger takes place, Parent will own 100% of the Company, and all of the remaining stockholders of the Company, other than the Company, Parent, Purchaser, LKQ, any of their respective direct or indirect wholly owned subsidiaries and any dissenting stockholders of the Company that properly exercise appraisal rights under applicable Delaware law, will have the right to receive an amount in cash equal to the Offer Price, subject to any required withholding of taxes. See the “Introduction” to this Offer to Purchase. See also Section 11—“The Transaction Agreements” and Section 15—“Certain Conditions of the Offer” for a description of the conditions to the Merger and the Offer.

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger in the event that the Offer is consummated. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger. See Section 11—“The Transaction Agreements” and Section 12—“Purpose of the Offer; Plans for the Company.”

If I decide not to tender, how will the Offer affect my Shares?

If you decide not to tender your Shares in the Offer and the Merger occurs, your Shares will be converted into the right to receive an amount in cash equal to the Offer Price, subject to any required withholding of taxes. Unless you validly exercise your appraisal rights under Section 262 of the DGCL, you will have the right to receive the same amount of cash per Share in the Merger that you would have received had you tendered your Shares in the Offer. If you do validly exercise your appraisal rights, then you may receive the judicially determined fair value of your Shares, which could be higher or lower than the price per Share paid by us pursuant to the Offer and the Merger.

Therefore, if the Merger takes place, and you do not validly exercise your appraisal rights under Section 262 of the DGCL, the only difference to you between tendering your Shares and not tendering your Shares is that you will be paid earlier if you tender your Shares. If you decide not to tender your Shares in the Offer and we purchase Shares that are tendered, but the Merger does not occur, you will remain a stockholder of the Company. However, there may be so few remaining stockholders and publicly traded Shares that Shares will no longer be eligible to be traded through the NYSE MKT or other securities exchanges, and there may not be an active public trading market for Shares, which means you may not be able to sell your Shares. Also, as described above, the Company may no longer be required to make filings with the SEC or otherwise comply with the SEC rules relating to publicly held companies. See the “Introduction” to this Offer to Purchase and Section 13—“Certain Effects of the Offer.”

What is the market value of my Shares as of a recent date?

On July 8, 2015, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing sale price per Share reported on the NYSE MKT was $3.62 per Share. On July 21, 2015, the last full trading day prior to the commencement of the Offer, the closing sale price per Share reported on the NYSE MKT was $5.46. Before deciding whether to tender your Shares, you should obtain a current market quotation for Shares. See Section 6—“Price Range of Shares; Dividends.”

If I tender my Shares, when and how will I get paid?

If the conditions to the Offer as set forth in Section 15—“Conditions of the Offer” are satisfied or waived and Purchaser consummates the Offer and accepts your Shares for payment, we will pay you an amount equal to the number of Shares you tendered multiplied by $5.50 in cash, without interest, less any applicable withholding taxes promptly following expiration of the Offer. See Section 1—“Terms of the Offer” and Section 2—“Acceptance for Payment and Payment for Shares.”

How will my stock options be treated in the Offer and the Merger?

Options to acquire Shares may not be tendered in the Offer. If you wish to tender Shares subject to options, you must first exercise your options (to the extent exercisable) in accordance with their terms in sufficient time to tender the Shares received in the Offer. Under the Merger Agreement, each option to purchase Shares issued under the Company’s 2005 Stock Incentive Plan, the Company’s 2008 Stock Incentive Plan, or the Company’s 2012 Equity Incentive Plan that is outstanding immediately prior to the effective time of the merger will be cancelled and the holder thereof will receive an amount in cash equal to the product of: (a) the aggregate number of Shares that were issuable upon exercise of such option immediately prior to the Effective Time, by (y) the $5.50, less the per share exercise price of such option, subject to any withholding of taxes required by applicable law. See Section 11—“The Transaction Agreements—The Merger Agreement” of this Offer to Purchase.

What are the United States federal income tax consequences of having my Shares accepted for payment in the Offer or receiving cash in exchange for my Shares in the Merger?

The exchange of Shares for cash pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. If you hold Shares as capital assets for U.S. federal income tax purposes and are a U.S. Holder (as defined under Section 5—“Material United States Federal Income Tax Consequences”), you will generally recognize a capital gain or loss on a sale of Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger, in an amount equal to the difference, if any, between the amount realized for the Shares and your adjusted tax basis in such Shares. See Section 5—“Material United States Federal Income Tax Consequences.”

Will I have the right to have my Shares appraised?

Appraisal rights are not available in connection with the Offer, and stockholders of the Company who tender Shares in the Offer will not have appraisal rights in connection with the Merger. However, if we accept

Shares in the Offer and the Merger is completed, holders of Shares will be entitled to exercise appraisal rights in connection with the Merger if they do not tender Shares in the Offer, subject to and in accordance with applicable Delaware law. Stockholders who comply with the applicable statutory procedures under the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash. Any such judicial determination of the fair value of Shares could be based upon considerations other than, or in addition to, the price paid in the Offer and the market value of Shares. The value so determined could be higher or lower than the price per Share paid by us pursuant to the Offer and the Merger. You should be aware that opinions of investment banking firms as to the fairness from a financial point of view of the consideration payable in a sale transaction, such as the Offer and the Merger, are not opinions as to fair value under applicable Delaware law.

The foregoing summary of the rights of dissenting stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders of the Company desiring to exercise any available appraisal rights under Section 262 of the DGCL, and is qualified in its entirety by the full text of Section 262 of the DGCL. See Section 12—“Purpose of the Offer; Plans for the Company,” and Section 16—“Certain Legal Matters; Regulatory Approvals.”

Who should I call if I have questions about the Offer?

You may call MacKenzie Partners, Inc., the Information Agent, at (212) 929-5500 or (800) 322-2885. See the back cover of this Offer to Purchase.

To the Holders of Shares of

Common Stock of the Company:

INTRODUCTION

KAO Acquisition Sub, Inc., a Delaware corporation (“Purchaser”, “us” or “we”) and a wholly owned direct subsidiary of Keystone Automotive Operations, Inc., a Pennsylvania corporation (“Parent”) which is a wholly owned subsidiary of LKQ Corporation, a Delaware corporation (“LKQ”), hereby offers to purchase (the “Offer”) all outstanding shares of common stock, par value $0.001 per share (“Shares”), of The Coast Distribution System, Inc., a Delaware corporation (the “Company”), at a price per Share of $5.50, net to the seller in cash, without interest (such amount, as it may be adjusted from time to time on the terms and subject to the conditions set forth in the Merger Agreement (as defined herein), the “Offer Price”), and subject to any required withholding of taxes, upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal that accompanies this Offer to Purchase (the “Letter of Transmittal”).

The Offer is being made pursuant to the Agreement and Plan of Merger dated as of July 8, 2015 (the “Merger Agreement”), among LKQ, Parent, Purchaser and the Company. The Offer is conditioned upon the satisfaction of the Minimum Condition (as defined herein) and certain other customary conditions. The term “Minimum Condition” is defined in Section 15—“Certain Conditions of the Offer” and generally requires that the number of Shares validly tendered and not validly withdrawn (excluding Shares delivered pursuant to guaranteed delivery instructions for which certificates have not yet been delivered) prior to the expiration of the Offer represents at least a majority of Shares then outstanding. The Offer is also subject to other conditions set forth in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer.” There is no financing condition to the Offer. Under the Merger Agreement, after the completion of the Offer and subject to specified conditions, Purchaser will merge with and into the Company (the “Merger”), with the Company continuing as the surviving corporation and a wholly owned subsidiary of Parent (the “Surviving Corporation”).

The Company has advised Parent that at the close of business on June 29, 2015, (i) 5,197,182 Shares were issued and outstanding (of which no Shares were held by the Company in its treasury) and no company preferred stock was issued and outstanding, (ii) 64,000 Shares were issuable upon exercise of outstanding options to purchase Shares (“Company Stock Options”) granted under the Company’s 2005 Stock Incentive Plan, the Company’s 2008 Stock Incentive Plan, or the Company’s 2012 Equity Incentive Plan (collectively, the “Company Stock Plans”), and (iii) 165,491 unvested restricted shares (“Restricted Shares”) were outstanding.

The Merger Agreement is more fully described in Section 11—“The Transaction Agreements.”

Tendering stockholders who are record holders of their Shares and tender directly to Computershare Trust Company, N.A., the Depositary for the Offer (the “Depositary”), will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Instruction 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, dealer, commercial bank, trust company or other nominee should consult such institution as to whether it charges any service fees or commissions.

The Board of Directors of the Company, at a meeting duly called and held, has duly and unanimously adopted resolutions (i) authorizing and approving the execution, delivery and performance of the Merger Agreement by the Company and the consummation of the Transactions; (ii) resolving that the Merger Agreement and the Merger shall be governed by Section 251(h) of the General Corporation Law of the State of Delaware (“DGCL”) and that the Merger shall be consummated as soon as practicable following the consummation of the Offer; (iii) determining that the Merger Agreement and the Transactions are advisable, fair to and in the best interests of the Company and its stockholders; and (iv) recommending that the stockholders of the Company accept the Offer and tender their Shares pursuant to the Offer.

A description of the reasons for the Company board of director’s approval of the Offer and the Merger is set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 that is being mailed to the Company’s stockholders together with this Offer to Purchase (the “Schedule 14D-9”).

The Merger Agreement provides that, subject to the conditions described in Section 11—“The Transaction Agreements,” Purchaser will be merged with and into the Company, with the Company continuing as the surviving corporation as a wholly owned direct subsidiary of Parent. Pursuant to the Merger Agreement, the Merger will become effective at the time (such time, the “Effective Time”) as the certificate of merger (the “Certificate of Merger”) is filed with the Delaware Secretary of State or at such later time specified in the Certificate of Merger, as may be agreed by the parties. At the Effective Time, each Share issued and outstanding immediately prior to the Effective Time will be converted into the right to receive $5.50, in cash, without interest, and subject to any required withholding of taxes, except for (i) any Shares owned by LKQ, Parent or Purchaser, if any, or Shares owned by the Company as treasury stock, if any, which will be canceled and will cease to exist, (ii) any Shares owned by any direct or indirect subsidiary of the Company, LKQ, Parent, or Purchaser, if any, which will be canceled without any conversion and (iii) any Shares owned by the Company’s stockholders who properly demand appraisal of their Shares pursuant to applicable Delaware law.

Because the Merger will be consummated in accordance with Section 251(h) of the DGCL, approval of the Merger following the consummation of the Offer will not require a vote of stockholders. Section 251(h) of the DGCL provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the merger, (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the Merger Agreement, and (iii) at the time that the board of directors of the company to be acquired approves the merger agreement, no other party to the merger agreement is an “interested stockholder” under the DGCL. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will own at least the amount of shares of each class of stock of the Company that would, absent Section 251(h) of the DGCL, be required to approve the Merger. Following the consummation of the Offer and subject to the satisfaction of the conditions to the Merger, Purchaser, Parent and the Company will take all necessary and appropriate action to effect the Merger as promptly as practicable without a meeting of stockholders of the Company in accordance with Section 251(h) of the DGCL. See Section 11—“The Transaction Agreements.”

This Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

THE TENDER OFFER

1. Terms of the Offer.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will accept for payment and pay for all Shares validly tendered prior to the expiration date of the Offer and not withdrawn as permitted under Section 4—“Withdrawal Rights.” The time, if any, at which Purchaser accepts for payment all Shares validly tendered, pursuant to and subject to the conditions of the Offer, which shall occur promptly after the scheduled expiration of the Offer (unless we extend the Offer pursuant to the terms of the Merger Agreement), is referred to as the “Acceptance Time.” The Offer will expire at 12:00 midnight, New York City time, at the end of the day on Tuesday, August 18, 2015 unless Purchaser, in accordance with the Merger Agreement, extends the period during which the Offer is open, in which event the expiration date of the Offer is the latest date at which the Offer, as so extended, expires (such date and time, including any such extensions, the “Expiration Time”).

The Offer is conditioned upon the satisfaction of the Minimum Condition and certain other conditions set forth in this Offer to Purchase. See Section 15—“Certain Conditions of the Offer.”

The Merger Agreement provides that so long as neither the Company nor Parent has terminated the Merger Agreement in accordance with its terms:

•	we must extend the Offer for any period required by any law or order, judgment, conciliation agreement, award, decision, decree, injunction, ruling, writ or assessment (each an “Order”) of any government, governmental or regulatory entity, body, department, commission, subdivision, board, administrative agency or instrumentality, court, tribunal, judicial body, or an arbitrator or arbitration panel, or any non-governmental self-regulatory agency, securities exchange, commission or authority (each a “Governmental Authority”) (whether temporary, preliminary or permanent) that is binding on any person or its property under applicable law, or any rule, regulation, interpretation or position of the United Stated Securities and Exchange Commission (the “SEC”) or its staff or the New York Stock Exchange Market Division (“NYSE MKT”), in any such case which is applicable to the Offer;

•	in the event that any of the conditions to the Offer, other than the Minimum Condition, are not satisfied or waived as of any then scheduled expiration of the Offer, we must extend the Offer for such number of successive extension periods of not more than ten business days each (the length of such period to be determined by us), or any longer period that is approved in advance by the parties to the Merger Agreement, in order to permit the satisfaction of all of the conditions to the Offer. We will not, however, be required to extend the Offer beyond the Outside Date. The “Outside Date” is November 5, 2015; and

•	in the event that all of the conditions to the Offer have been satisfied or waived, except that the Minimum Condition has not been satisfied, as of any then scheduled expiration of the Offer, we must extend the Offer for an extension period of up to ten business days, or any longer period that is approved in advance by the parties to the Merger Agreement. We will not, however, be required to extend the Offer on more than one occasion, but may, in our discretion, elect to do so, and we will not in any event be required to extend the Offer beyond the Outside Date.

Any extension of the Offer will be followed by a public announcement no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Time. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer, subject to the rights of a tendering stockholder to withdraw such stockholder’s Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless previously accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after September 19, 2015. For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates (as defined below) evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution (as defined in Section 3—“Procedures for Accepting the Offer and Tendering Shares”), unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility (as defined below) to be credited with the withdrawn Shares.

Subject to the applicable rules and regulations of the SEC and the provisions of the Merger Agreement, Purchaser expressly reserves the right to (i) except as provided below, waive any Offer Condition, (ii) increase the Offer Price and (iii) make any other changes in the terms of the Offer. However, no change may be made by LKQ, Parent, or Purchaser, without the prior written consent of the Company, that (a) waives the Minimum Condition or the condition that no governmental authority of competent jurisdiction in the United States shall have (x) enacted, issued or promulgated any law that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer, the acquisition of the Shares by Parent or Purchaser, or the Merger illegal in the United States or that has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of the Shares by Parent or Purchaser, or the Merger in the United States, or (y) issued or granted any order that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal in the United States or that has the effect of prohibiting or otherwise preventing the consummation of the Merger in the United States, or (b) makes any change in the terms of or conditions to the Offer that (A) changes the form of consideration to be paid in the Offer, (B) decreases the Offer Price or the number of Shares sought in the Offer, (C) extends the Offer, other than in a manner required or permitted by the provisions of the Merger Agreement, (D) imposes conditions to the Offer other than those set forth in the Merger Agreement, (E) modifies the conditions set forth in the Merger Agreement, or (F) amends any other term or condition of the Offer in any manner that is adverse to the holders of Shares.

The rights reserved by Purchaser as described in the preceding paragraph are in addition to Purchaser’s rights described in Section 15—“Certain Conditions of the Offer.” Any delay, termination, waiver or amendment of the Offer will be followed promptly by public announcement if required. Subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Securities and Exchange Act of 1934, as amended (the ‘Exchange Act”)), and without limiting the manner in which Purchaser may choose to make any public announcement, Purchaser will have no obligation to publish, advertise or otherwise communicate any such public announcement other than by issuing a press release to a national news service.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may be withdrawn only to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4—“Withdrawal Rights.” However, the ability of Purchaser to delay the payment for Shares that Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of such bidder’s offer.

If, subject to the terms of the Merger Agreement, we make a material change in the terms of the Offer or the information concerning the Offer, or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer if and to the extent required by Rules 14d-4(d), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which an offer must remain open following material changes in the terms of such offer or the information concerning such offer, other than a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, will depend upon the facts and circumstances, including the relative materiality of the changes to the terms or information. With respect to a change in the consideration offered, a change in the percentage of securities sought or inclusion of or changes to a dealer’s soliciting fee, an offer generally must remain open for a minimum of ten business days following the dissemination of such information to stockholders.

The Company has provided Purchaser with the Company’s stockholder list and security position listings for the purpose of disseminating this Offer to Purchase and related documents to holders of Shares. This Offer to Purchase and the related Letter of Transmittal, together with the Schedule 14D-9, will be mailed to record holders of Shares whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and other nominees whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing.

All questions as to validity, form, eligibility (including time of receipt) and acceptance for payment of any tendered Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party.

2. Acceptance for Payment and Payment for Shares.

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment), Purchaser will, and LKQ and Parent will cause Purchaser to, promptly following the expiration of the Offer, accept for payment and pay for all Shares validly tendered and not withdrawn pursuant to the Offer. See Section 1—“Terms of the Offer.”

In all cases, payment for Shares accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (“Share Certificates”), if any, or confirmation of a book-entry transfer of such Shares (a “Book-Entry Confirmation”) into the Depositary’s account at The Depository Trust Company (the “Book-Entry Transfer Facility”) pursuant to the procedures set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message (as defined below) and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary. Under no circumstances will Purchaser pay interest on the purchase price to be paid for any Shares, regardless of any extension of the Offer or delay in making payment.

The term “Agent’s Message” means a message, transmitted by the Book-Entry Transfer Facility to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, that states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.

For purposes of the Offer, Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn as, if and when Purchaser gives oral or written notice to the Depositary of Purchaser’s acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may only be withdrawn to the extent that tendering stockholders are entitled to withdrawal rights as described below under Section 4—“Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act.

If any tendered Shares are not accepted for payment pursuant to the Offer, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates evidencing unpurchased Shares will be returned, without expense to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedure set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly following the expiration or termination of the Offer.

3. Procedures for Accepting the Offer and Tendering Shares.

Valid Tenders.

In order for Shares to be validly tendered pursuant to the Offer, you must follow these instructions:

•	If you are a record holder and you have certificated Shares, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, (2) Share Certificates evidencing such Shares, in proper form for transfer, and (3) any other documents required by the Letter of Transmittal.

•	If you are a record holder and you hold uncertificated Shares in book-entry form with the Company’s transfer agent, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) the Letter of Transmittal, properly completed and duly executed, and (2) any other documents required by the Letter of Transmittal.

•	If your Shares are held in “street” name and are being tendered by book-entry transfer, the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires: (1) a Book-Entry Confirmation, (2) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message and (3) any other documents required by the Letter of Transmittal.

•	If your Share Certificates are not immediately available, or you cannot complete the procedure for delivery by book-entry transfer on a timely basis, or you otherwise cannot deliver all required documents to the Depositary before the Offer expires, you may be able to tender your Shares using the enclosed Notice of Guaranteed Delivery. Please contact the Information Agent for assistance.

•	If you hold Shares through a broker, dealer, commercial bank, trust company or other nominee, you must contact your broker, dealer, commercial bank, trust company or other nominee and give instructions that your Shares be tendered.

Book-Entry Transfer.

The Depositary will establish an account with respect to Shares at the Book-Entry Transfer Facility for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of the Book-Entry Transfer Facility may make a book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer such Shares into the Depositary’s account at the

Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at the Book-Entry Transfer Facility, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Time, or the tendering stockholder must comply with the guaranteed delivery procedure described below. Delivery of documents to the Book-Entry Transfer Facility does not constitute delivery to the Depositary.

Signature Guarantees.

No signature guarantee is required on the Letter of Transmittal if:

•	the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of Shares) of Shares tendered therewith, unless such registered holder has completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•	Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Securities Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each, an “Eligible Institution” and collectively, “Eligible Institutions”).

In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signer of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear(s) on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.

Guaranteed Delivery.

Shares may also be tendered if all the following conditions are satisfied:

•	such tender is made by or through an Eligible Institution;

•	a properly completed and duly executed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”), substantially in the form made available by Purchaser, must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal before the Offer expires; and

•	the following must be received by the Depositary at one of its addresses set forth in the Letter of Transmittal within three trading days after the date of execution of such Notice of Guaranteed Delivery: (A) if Shares being tendered are certificated, (1) the Letter of Transmittal, properly completed and duly executed, (2) Share Certificates evidencing such Shares, in proper form for transfer, and (3) any other documents required by the Letter of Transmittal, (B) if Shares being tendered are uncertificated, (1) the Letter of Transmittal, properly completed and duly executed, and (2) any other documents required by the Letter of Transmittal and (C) if Shares are being tendered by book-entry transfer, (1) a Book-Entry Confirmation, (2) the Letter of Transmittal, properly completed and duly executed, or an Agent’s Message and (3) any other documents required by the Letter of Transmittal.

The Notice of Guaranteed Delivery must include a guarantee by an Eligible Institution in the form set forth in the form of Notice of Guaranteed Delivery made available by Purchaser.

Notwithstanding any other provision of this Offer, payment for Shares accepted pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) Share Certificates, if any, evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at the Book-Entry Transfer Facility pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees or, in the case of a book-entry transfer, an Agent’s Message, and (iii) any other documents required by the Letter of Transmittal. Accordingly, tendering stockholders may be paid at different times depending upon when the foregoing documents with respect to Shares are actually received by the Depositary.

Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless and until the Shares to which such Notice of Guaranteed Delivery relates are delivered to the Depositary.

The method of delivery of the Letter of Transmittal, any Share Certificates and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the option and the risk of the tendering stockholder and the delivery will be deemed made only when actually received by the Depositary (including, in the case of book-entry transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign Shares tendered, as specified in the Letter of Transmittal, and that when accepted for payment, we will acquire good and unencumbered title, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claims. Purchaser’s acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and Purchaser upon the terms and subject to the conditions of the Offer.

Determination of Validity.

All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by Purchaser, in its sole discretion, which determination will be final and binding upon the tendering party. Purchaser reserves the absolute right to reject any and all tenders determined by it not to be in proper form or the acceptance for payment of which may, in the opinion of Purchaser, be unlawful. Purchaser also reserves the absolute right to waive any defect or irregularity in the tender of any Shares by any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured to the satisfaction of or waived by Purchaser. None of LKQ, Parent, Purchaser, the Company, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.

Appointment as Proxy.

By executing the Letter of Transmittal, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. Such appointment will be effective when, and only to the extent that, Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon such appointment:

•	all such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares;

•	all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked;

•	no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective); and

•	the designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper.

Purchaser reserves the right to require that, in order for Shares to be deemed validly tendered, immediately upon Purchaser’s acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of the Company’s stockholders.

4. Withdrawal Rights.

Except as otherwise described in this Section 4, tenders of Shares made pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Time and, unless theretofore accepted for payment by Purchaser pursuant to the Offer, may also be withdrawn at any time after September 19, 2015.

For a withdrawal to be effective, a written notice of withdrawal must be timely received by the Depositary at one of its addresses set forth on the back cover page of this Offer to Purchase. Any such notice of withdrawal must specify the name of the person who tendered Shares to be withdrawn, the number of Shares to be withdrawn and the name of the registered holder of such Shares, if different from that of the person who tendered such Shares. If Share Certificates evidencing Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the serial numbers shown on such Share Certificates must be submitted to the Depositary and the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer as set forth in Section 3—“Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares.

If Purchaser extends the Offer, is delayed in its acceptance for payment of Shares, or is unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to Purchaser’s rights under the Offer, the Depositary may, nevertheless, on behalf of Purchaser, retain tendered Shares, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described herein and as otherwise required by Rule 14e-1(c) under the Exchange Act.

Withdrawals of Shares may not be rescinded.

Any Shares withdrawn will thereafter be deemed not to have been validly tendered for purposes of the Offer. However, withdrawn Shares may be re-tendered following one of the procedures described in Section 3—“Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Time.

All questions as to the form and validity (including time of receipt) of any notice of withdrawal will be determined by Purchaser, in its sole discretion, whose determination will be final and binding upon the tendering party. None of LKQ, Parent, Purchaser, the Company, the Depositary, the Information Agent, or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

5. Material United States Federal Income Tax Consequences.

The following is a general summary of certain material U.S. federal income tax consequences of the Offer and the Merger to stockholders of the Company who hold the Shares as capital assets (generally, property held for investment) and whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger (or as a result of exercising appraisal rights). This summary does not purport to address all U.S. federal income tax matters that may be relevant to a particular stockholder. This summary does not address tax considerations applicable to stockholders that may be subject to special tax rules including, without limitation, the following: (i) persons that are subject to special expatriation rules; (ii) financial institutions; (iii) insurance companies; (iv) dealers or traders in securities or currencies or notional principal contracts; (v) tax-exempt entities; (vi) persons that hold Shares as part of a “hedging” or “conversion” transaction or as a position in a “straddle” or as part of a “synthetic security” or other integrated transaction for U.S. federal income tax purposes; (vii) stockholders subject to the alternative minimum tax; (viii) regulated investment companies; (ix) real estate investment trusts; (x) persons that own (or are deemed to own) 5% or more of the outstanding Shares; (xi) partnerships and other pass-through entities and persons who hold Shares through such partnerships or other pass-through entities; (xii) persons that have a “functional currency” other than the U.S. dollar; and (xiii) stockholders that acquired (or will acquire) Shares through exercise of employee stock options or otherwise as compensation.

This summary is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This summary is based on current provisions of the Internal Revenue Code of 1986, as amended (the “Code”), existing, proposed and temporary regulations thereunder and administrative and judicial interpretations thereof. All of the foregoing are subject to change, and changes could apply retroactively and could affect the tax consequences described below.

For purposes of the Offer and the Merger, a “U.S. Holder” means a beneficial owner of Shares that is, for U.S. federal income tax purposes: (i) an individual who is a citizen or resident of the United States; (ii) a corporation (or other entity taxable as a corporation for U.S. federal income tax purposes) created or organized under the laws of the United States or any political subdivision thereof; (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) if a court within the United States is able to exercise primary supervision over its administration and one or more U.S. persons has the authority to control all the substantial decisions of the trust or (b) that has a valid election under applicable U.S. Treasury Regulations to be treated as a U.S. person. For purposes of the Offer and the Merger, a “Non-U.S. Holder” is a beneficial owner of Shares that is not a U.S. Holder. If a partnership (or other entity taxable as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner will generally depend upon the status of the partner and upon the activities of the partnership. Partners of partnerships holding Shares should consult their tax advisors.

The descriptions of U.S. federal income tax consequences set forth below are for general information only. You should consult your own tax advisors as to the particular tax consequences to you of this Offer and the Merger, including the application of U.S. federal, state, local and foreign tax laws and possible changes in such laws.

Consequences of the Offer and the Merger to U.S. Holders.

The exchange of Shares for cash pursuant to the Offer or the Merger (or upon exercise of appraisal rights) will be a taxable transaction for U.S. federal income tax purposes. If you hold Shares as capital assets for U.S. federal income tax purposes, you will generally recognize a capital gain or loss on a sale of Shares for cash pursuant to the Offer or an exchange of Shares for cash pursuant to the Merger (or upon exercise of appraisal rights), in an amount equal to the difference, if any, between the amount realized for the Shares and your adjusted tax basis in such Shares. Gain or loss will generally be calculated separately for each block of Shares (that is, Shares acquired at the same cost in a single transaction) tendered pursuant to the Offer or exchanged for cash pursuant to the Merger (or upon exercise of appraisal rights). Any capital gain or loss recognized will be long-term capital gain or loss if your holding period for such Shares exceeds one year. For both corporate and non-corporate taxpayers, the deductibility of capital losses against ordinary income is subject to limitations.

Consequences of the Offer and the Merger to Non-U.S. Holders.

Payments you receive as a Non-U.S. Holder with respect to Shares that you exchange in the Offer or the Merger (or as a result of exercising appraisal rights) generally will be exempt from U.S. federal income tax, unless:

•	your gain, if any, on Shares is effectively connected with your conduct of a trade or business in the United States (and, if an income tax treaty requires, is attributable to your permanent establishment in the United States), in which case (i) you will be subject to U.S. federal income tax in the same manner as if you were a U.S. Holder (except that you should provide an IRS Form W-8ECI instead of a Substitute Form W-9) and (ii) if you are a corporation, you may also be subject to branch profits tax on such gain at a 30% rate (or such lower rate as may be specified under an applicable income tax treaty); or

•	you are an individual who was present in the United States for 183 days or more in the taxable year of the disposition and certain other conditions are met, in which case you will be subject to U.S. federal income tax at a rate of 30% (or such lower rate as may be specified under an applicable income tax treaty) on the gain from the exchange of Shares (net of certain losses recognized during such year); or

•	the Shares that are exchanged constitute a “U.S. real property interest” within the meaning of Section 899 of the Code and the non-U.S. Holder held, actually or constructively, at any time during the five-year period preceding the Offer more than 5% of the Shares.

Backup Withholding.

All payments to which you would be entitled pursuant to the Offer or the Merger (as a result of exercising appraisal rights) will be subject to backup withholding at a rate of 28%, unless you (i) are a corporation, a Non-U.S. Holder or another exempt recipient; or (ii) provide a taxpayer identification number (“TIN”) and certify that no loss of exemption from backup withholding has occurred. If you are a U.S. Holder, you should complete and sign the Substitute Form W-9 that is included with the Letter of Transmittal, to be returned to the Depositary, in order to provide the information and certification necessary to avoid backup withholding, unless an applicable exception exists and is proved in a manner satisfactory to the Depositary. If you are a Non-U.S. Holder, you must generally submit an IRS Form W-8BEN (or other applicable IRS Form W-8) attesting to your exempt foreign status in order to qualify as an exempt recipient.

If you do not provide a correct TIN, you may be subject to penalties imposed by the IRS. Any amount paid as backup withholding does not constitute an additional tax and will be creditable against your U.S. federal income tax liability, provided the required information is given to the IRS. If backup withholding results in an overpayment of tax, you may obtain a refund by filing a U.S. Federal income tax return. You should consult your own tax advisors as to your qualification for exemption from backup withholding and the procedure for obtaining the exemption.

6. Price Range of Shares; Dividends.

The Shares trade on the NYSE MKT under the symbol CRV. The following table sets forth the high and low sale prices per Share for the periods indicated. Share prices are as reported on the NYSE MKT based on published financial sources.

	High	Low
Fiscal Year Ended December 31, 2013
First Quarter	$2.80	$1.90
Second Quarter	3.70	2.07
Third Quarter	4.37	3.05
Fourth Quarter	3.78	3.14
Fiscal Year Ended December 31, 2014
First Quarter	$3.82	$3.35
Second Quarter	3.64	3.04
Third Quarter	3.38	2.95
Fourth Quarter	3.37	2.96
Fiscal Year Ending December 31, 2015
First Quarter	$3.98	3.01
Second Quarter	4.10	3.26
Third Quarter (through July 21, 2015)	5.72	3.62

On July 8, 2014, the last full trading day prior to the public announcement of the execution of the Merger Agreement, the closing sale price per Share reported on the NYSE MKT was $3.62 per Share.

On July 21, 2015, the last full day of trading prior to the commencement of the Offer, the closing sale price per Share reported on the NYSE MKT was $5.46 per Share.

Stockholders are urged to obtain a current market quotation for Shares.

7. Certain Information Concerning the Company.

General.

The following description of the Company and its business has been taken from the Company’s Annual Report on Form 10-K for the fiscal year ended December 31, 2014, and is qualified in its entirety by reference to such report.

The Company is a Delaware corporation with its principal executive offices located at 350 Woodview Avenue, Morgan Hill, CA 95037, where its phone number is (408) 782-6686.

The Company is one of North America’s largest suppliers of replacement parts, supplies and accessories for recreational vehicles (“RVs”), to RV dealers, supply stores and service centers (“Aftermarket Customers”), which resell the products they purchase from the Company, at retail, to consumers. The Company supplies or distributes more than 14,000 products and serves more than 10,000 customers throughout the United States and Canada, from 13 regional distribution centers in the United States that are located in California, Texas, Oregon, Arizona, Colorado, Utah, Indiana, Pennsylvania, New York, Georgia, Florida and Wisconsin and four regional distribution centers in Canada located, respectively, in Montreal, Toronto, Calgary and Vancouver.

The Company differs from traditional wholesale product distributors in the RV market, in that approximately 30% of its sales are of “proprietary” products which the Company has introduced into the marketplace. These proprietary products have been designed specifically for the Company by independent product design firms or product manufacturers and are manufactured for the Company, generally on an exclusive basis, by a number of different independent manufacturers, mostly, but not entirely, in Asia. The Company markets the proprietary products under its own brand-names in competition with, or in some cases as complementary to, products from other manufacturers of RV parts, supplies and accessories. For the most part, the Company’s proprietary products are comprised primarily of products that are needed or used by RV owners on a regular or recurring basis, such as trailer hitches, plastic wastewater tanks, vent lids, stabilizing jacks and battery boxes. The Company also has recently begun to market and sell portable generators and certain other products, including some of the proprietary products, to other product distributors, national and regional home improvement and home accessories chains, catalogue stores, hardware stores and agricultural equipment outlets that sell outdoor power equipment to consumers.

According to the Schedule 14D-9 filed on the date hereof, no transactions in the Shares have been effected during the 60 days prior to the date of the Schedule 14D-9 by the Company or, to the Company’s knowledge, by any of the Company’s directors, executive officers, affiliates or subsidiaries.

Available Information.

The Company is subject to the information and reporting requirements of the Exchange Act and in accordance therewith is obligated to file reports and other information with the SEC relating to its business, financial condition and other matters. Certain information, as of particular dates, concerning the Company’s business, principal physical properties, capital structure, material pending litigation, operating results, financial condition, directors and officers (including their remuneration and stock options and other equity incentives granted to them), the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company, and other matters is required to be disclosed in proxy statements and periodic reports distributed to the Company’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference room at the SEC’s office at 100 F Street, NE, Washington, DC 20549. Copies may be obtained by mail, upon payment of the SEC’s customary charges, by writing to its principal office at 100 F Street, NE, Washington, DC 20549. Further information on the operation of the SEC’s Public Reference Room in Washington, DC can be obtained by calling the SEC at 1 (800) SEC-0330. The SEC also maintains an Internet web site that contains reports, proxy statements and other information about issuers, such as the Company, who file electronically with the SEC. The address of that site is http://www.sec.gov.

Sources of Information.

Except as otherwise set forth herein, the information concerning the Company contained in this Offer to Purchase has been based upon publicly available documents and records on file with the SEC, including the Company’s Annual Report on Form 10-K and Amendment No. 1 to Annual Report on Form 10-K/A for the year ended December 31, 2014, and other public sources. The information concerning the Company taken or derived from such documents and records is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described above) and should be considered in conjunction with the more comprehensive financial and other information in such reports and other publicly available information.

Although we have no knowledge that any such information contains any misstatements or omissions, none of LKQ, Parent or Purchaser, or any of their respective affiliates or assigns, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning the Company contained in such documents and records or for any failure by the Company to disclose events which may have occurred or may affect the significance or accuracy of any such information.

8. Certain Information Concerning LKQ, Parent and Purchaser.

General.

LKQ is a Delaware corporation, with its principal executive offices located at 500 West Madison Street, Suite 2800, Chicago, IL 60661. The telephone number of LKQ is (312) 627-1950. LKQ is a distributor of vehicle products, including replacement parts, components and systems used in the repair and maintenance of vehicles, as well as specialty vehicle products and accessories. LKQ distributes a variety of products to collision and mechanical repair shops, including aftermarket collision and mechanical products, recycled collision and mechanical products, refurbished collision products such as wheels, bumper covers and lights, and remanufactured engines. These products are referred to as alternative parts because they are not new OEM products. LKQ is the nation’s largest provider of alternative vehicle collision replacement products and a leading provider of alternative vehicle mechanical replacement products, with its sales, processing, and distribution facilities reaching most major markets in the United States and Canada. LKQ is also a leading provider of alternative vehicle replacement and maintenance products in the United Kingdom and the Benelux region of continental Europe. In addition to its wholesale operations, LKQ operates self-service retail facilities across the U.S. that sell recycled automotive products from end-of-life vehicles. LKQ is also a leading distributor of specialty vehicle products and accessories reaching most major markets in the U.S. and Canada.

Parent is a Pennsylvania corporation, with its principal executive offices located at 500 West Madison Street, Suite 2800, Chicago, IL 60661. The telephone number of Parent is (312) 627-1950. Parent is one of several operating companies of LKQ in the United States. Parent is a leading distributor of specialty automotive products and recreational vehicle products throughout North America.

Purchaser is a Delaware corporation with its principal executive offices located at 500 West Madison Street, Suite 2800, Chicago, IL 60661. The telephone number of Purchaser is (312) 627-1950. Purchaser is a wholly owned direct subsidiary of Parent, which is a wholly owned indirect subsidiary of LKQ. Purchaser was formed for the purpose of making a tender offer for all Shares and has not engaged, and does not expect to engage, in any business other than in connection with the Offer and the Merger.

The name, citizenship, business address, business phone number, present principal occupation or employment and past material occupation, positions, offices or employment for at least the past five years of (i) each director and executive officer of LKQ, (ii) each director and executive officer of Parent, and (iii) each director and executive officer of Purchaser and certain other information are set forth in Schedule I hereto.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, (i) none of LKQ, Parent, Purchaser or, to the best knowledge of LKQ, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority owned subsidiary of LKQ, Parent or Purchaser or any of the persons so listed beneficially owns or has any right to acquire, directly or indirectly, any Shares and (ii) none of LKQ, Parent, Purchaser or, to the best knowledge of LKQ, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase or any associate or majority-owned subsidiary of LKQ, Parent or Purchaser or any of the persons so listed has effected any transaction in Shares during the past 60 days.

Except as provided in the Merger Agreement or as otherwise described in this Offer to Purchase, none of LKQ, Parent, Purchaser or, to the best knowledge of LKQ, Parent and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company, including, without limitation, any contract, arrangement, understanding or relationship concerning the transfer or voting of such securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Except as set forth below, none of LKQ, Parent, Purchaser or, to the best knowledge of LKQ, Parent, Purchaser, any of the persons listed on Schedule I hereto, has had any business relationship or transaction with the Company or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, there have been no negotiations, transactions or material contracts between LKQ or any of its subsidiaries or, to the best knowledge of LKQ, Parent, and Purchaser, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets during the past two years. None of LKQ, Parent, Purchaser or, to the best knowledge of LKQ, Parent, and Purchaser, any of the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of LKQ, Parent, Purchaser or, to the best knowledge of LKQ, Parent, and Purchaser, any of the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information.

Pursuant to Rule 14d-3 under the Exchange Act, LKQ, Parent and Purchaser filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. The Schedule TO and the exhibits thereto can be inspected and copied at the public reference facilities maintained by the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213. Information regarding the public reference facilities may be obtained from the SEC by telephoning 1-800-SEC-0330. These filings are also available to the public on the SEC’s internet site (http://www.sec.gov). Copies of such materials may also be obtained by mail from the Public Reference Section of the SEC at 100 F Street, N.E., Washington, D.C. 20549-0213.

9. Source and Amount of Funds.

We estimate that we will need approximately $29 million to (i) purchase all the issued and outstanding Shares validly tendered in the Offer and acquire all the remaining issued and outstanding Shares pursuant to the Merger, (ii) cash out certain equity awards granted by the Company and (iii) pay related transaction fees and expenses. LKQ has and expects to continue to have, and will provide to Parent, which will provide Purchaser with, sufficient funds to consummate the Transactions.

10. Background of the Offer; Past Contacts or Negotiations with the Company.

The following summarizes the material events (but only those material events) that led to the signing of the Merger Agreement and does not purport to catalogue every conversation or meeting among representatives of LKQ and the Company.

On January 26, 2014, Mr. Ed Orzetti, the former President and CEO of Parent introduced Mr. Thomas McGuire, the Chairman of the board of directors of the Company, to Mr. Walter Hanley, LKQ’s Senior Vice President of Development, via email.

On February 5, 2014, Mr. Hanley telephoned Mr. McGuire to discuss a potential transaction. On that telephone call Mr. McGuire indicated that the Company would not sell the Company for less than its $28—$29 million net book value.

On March 17, 2014, the members of the board of directors of the Company were informed by Mr. McGuire that LKQ had expressed an interest in exploring a possible acquisition transaction with the Company.

On April 10, 2014, Mr. Robert Wagman, LKQ’s President and Chief Executive Officer, Mr. John Quinn, at the time LKQ’s Chief Financial Officer and currently LKQ’s Chief Executive Officer and Managing Director of European Operations, Mr. Hanley and Mr. Orzetti met with Mr. McGuire in Chicago and discussed a potential business combination. Mr. McGuire indicated in that meeting that the price should exceed the Company’s tangible net book value.

On April 11, 2014, LKQ’s board of directors was made aware of the potential transaction.

LKQ and the Company entered into a confidentiality agreement effective as of April 18, 2014.

On April 24, 2014, LKQ delivered a non-binding indication of interest to the Company valuing all equity interests in the Company at a range of $25 to $28 million.

On April 24, 2014, the board of directors of the Company held a special telephonic meeting at which the board members reviewed and discussed LKQ’s indication of interest. At that meeting, the board of directors of the Company established a special committee, comprised solely of independent directors (the “Special Committee”), to oversee any sales process that might develop and any negotiations that might ensue with LKQ.

On May 13, 2014, Mr. Quinn and Mr. Hanley met with Mr. James Musbach, the Company’s President and Chief Executive Officer, and Mr. McGuire in Burr Ridge, IL. Mr. McGuire and Mr. Musbach indicated that the Company’s board of directors would be willing to consider a transaction if LKQ valued the Company at the upper end of its April 24, 2014 valuation range. LKQ requested information to refine its valuation range.

On June 16, 2014, the Company delivered certain financial information to LKQ.

On June 20, 2014, Mr. Hanley, Mr. Justin Jude, LKQ’s Senior Vice President—Wholesale Parts Division, and Mr. Robert Deitch, LKQ’s Vice President of Development, had a conference call with Mr. McGuire, Mr. Musbach, Mr. Leonard Danna, a member of the board of directors of the Company, and Mrs. Sandra Knell, the Company’s Chief Financial Officer, Executive Vice President, and Secretary, to discuss certain financial information relating to the Company.

On July 17, 2014, Mr. Hanley informed Mr. McGuire that LKQ’s valuation of the Company was in the upper half of the $25 to $28 million range. The Company’s board of directors approved proceeding with the sale process.

On August 6, 2014, the Special Committee engaged Robert W. Baird and Co. (“Baird”) to act as financial advisor to the Special Committee and the board of directors of the Company.

On October 6, 2014, LKQ reconfirmed its April 24, 2014 non-binding indication of interest in an email to Baird.

On November 18, 2014, LKQ received a “Company Overview Presentation” from Baird.

In December 2014, the Company, with the assistance of Baird conducted a confidential market check to assess the level of interest that other companies operating in the recreational vehicle market, including LKQ, and other wholesale distribution companies might have in a possible acquisition of or other strategic transaction with the Company. As part of that process, the Company provided those companies confidential information about the Company’s business and received indications of interest in response to the market check.

On December 4, 2014, LKQ received a process letter from Baird.

On December 16, 2014, LKQ delivered a non-binding indication of interest to Baird, proposing a $5.00 per share valuation for the Company’s common stock.

On January 9, 2015, LKQ was granted access to the Company’s virtual data room.

On January 16, 2015, Mr. Hanley and Mr. Jude attended a management meeting/presentation with Mr. McGuire, Mr. Musbach, Mrs. Knell, and representatives of Baird (Mr. Adam Czaia and Mr. Jacob Griffin) in Santa Clara, CA.

On February 12, 2015, LKQ received a draft form of merger agreement from Baird.

On February 26, 2015, LKQ submitted to Baird proposed revisions to the merger agreement, which included a $5.15 per share valuation and a new condition precedent to the obligation of Parent and LKQ to consummate the Offer and Merger.

On March 10, 2015 Baird submitted a revised proposal to LKQ which included a $5.50 per share valuation and which deleted that new condition precedent.

On March 18, 2015, LKQ submitted to Baird a revised proposal, with a per share valuation of $5.50 if that new condition precedent was included in the Merger Agreement or $5.35 if that new condition was deleted from the Merger Agreement.

On March 27, 2015, Baird submitted to Mr. Wagman a counter-proposal with a per share valuation of $5.50 per share and the deletion of the new condition precedent.

Also on March 27, 2015, by email from Mr. Hanley to Baird, LKQ further modified its proposal by deleting the new condition precedent, but maintaining the price at $5.50 per share.

Between March 18, 2015 and July 8, 2015, legal representatives of LKQ and the Company negotiated concerning various provisions of the Merger Agreement.

On June 11, 2015, the Special Committee engaged Duff & Phelps, LLC to render an opinion to the Special Committee and to the board of directors of the Company as to whether the price of $5.50 per share is fair, from a financial standpoint, to the Company’s stockholders (other than any of LKQ, Parent and Purchaser or their affiliates that owned any Shares).

On July 8, 2015, Duff & Phelps, LLC delivered its written opinion, addressed to both the Special Committee and the board of directors of the Company, that the price of $5.50 per share is fair, from a financial standpoint, to the Company’s stockholders (other than any of LKQ, Parent and Purchaser or their affiliates that owned any Shares). At meetings held thereafter on July 8, 2015, the Special Committee recommended, by unanimous vote, to the Company’s board of directors that the board approve the Merger Agreement and the transactions contemplated by the Merger Agreement and the Company’s board of directors unanimously approved the Merger Agreement and the transactions contemplated by the Merger Agreement and resolved to recommend to the Company’s stockholders that they tender their shares to Purchaser pursuant to the Offer. LKQ, Parent, Purchaser, and the Company executed the Merger Agreement on the evening of July 8, 2015.

On July 9, 2015, LKQ and the Company issued a joint press release announcing the proposed merger.

11. The Transaction Agreements.

The following is a summary of the material terms of the Merger Agreement, the Tender and Support Agreement, and the Confidentiality Agreement. It has been included to provide stockholders with information regarding the terms of the Merger Agreement, the Tender and Support Agreement, and the Confidentiality Agreement. It is not intended to provide any other factual information about LKQ, Parent, Purchaser or the Company, any of their respective subsidiaries or affiliates, or any other party. The representations, warranties and covenants contained in the agreements were made only as of specified dates for the purposes of such agreements, were solely for the benefit of the parties to such agreements and may be subject to qualifications and limitations agreed upon by such parties. In particular, in reviewing the representations, warranties and covenants contained in the agreements and described in the following summary, it is important to bear in mind that such representations, warranties and covenants were negotiated with the principal purpose of allocating risk between the parties, rather than establishing matters as facts. Such representations, warranties and covenants may also be subject to a contractual standard of materiality that may not fully reflect or include all aspects of what may be viewed as material by stockholders. Information concerning the subject matter of such representations, warranties and covenants, which do not purport to be accurate as of the date of the Schedule TO, may have changed since the date of the agreements and subsequent information qualifying a representation, warranty or covenant may have been included in the Schedule TO. Stockholders are not third-party beneficiaries under the agreements. Accordingly, stockholders are strongly encouraged not to rely on such representations, warranties and covenants as characterizations of the actual state of facts or condition of the Company, Parent, Purchaser, any of their respective subsidiaries or affiliates, or any other party.

The following summary of the Merger Agreement, the Tender and Support Agreement, and the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the definitive agreement itself, which has been filed as an exhibit to the Tender Offer Statement on Schedule TO filed with the SEC, which may be examined and copied as set forth in Section 8—“Certain Information Concerning LKQ, Parent and Purchaser.” For a complete understanding of each of the agreements, holders of Shares are encouraged to read the full text of each definitive agreement.

The Merger Agreement

The Offer.

The Merger Agreement provides for the commencement of the Offer as promptly as practicable (but in no event later than 10 business days) after the date of the Merger Agreement. The obligations of Purchaser to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer are subject only to the satisfaction, or waiver by Purchaser if permitted under the Merger Agreement, of the offer conditions described in Section 15—“Certain Conditions of the Offer” (the “Offer Conditions”). Purchaser expressly reserves the right to waive any Offer Condition or modify the terms of the Offer, however Purchaser may not, without the prior written consent of the Company, (a) waive the Minimum Condition, (b) waive the condition that no governmental authority of competent jurisdiction in the United States shall have (x) enacted, issued or promulgated any law that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer, the acquisition of the Shares by Parent or Purchaser, or the Merger illegal in the United States or that has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of the Shares by Parent or Purchaser, or the Merger in the United States, or (y) issued or granted any order that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal in the United States or that has the effect of prohibiting or otherwise preventing the consummation of the Merger in the United States, and (c) make any change in the terms of or conditions to the Offer that (A) changes the form of consideration to be paid in the Offer, (B) decreases the Offer Price or the number of Shares sought in the Offer, (C) extends the Offer, other than in a manner required or permitted by the provisions of the Merger Agreement, (D) imposes conditions to the Offer other than those set forth in the Merger Agreement, (E) modifies the conditions set forth in the Merger Agreement, or (F) amends any other term or condition of the Offer in any manner that is adverse to the Company’s stockholders.

Subject to the parties’ termination rights described below under “Termination,” Purchaser must extend the Offer for successive periods of not more than 10 business days (but not beyond the Outside Date) if any of the Offer Conditions are not satisfied or waived (if permitted under the Merger Agreement), other than the Minimum Condition, at any otherwise-scheduled expiration date. If all of the Offer Conditions are satisfied, or waived (if permitted under the Merger Agreement), other than the Minimum Condition, Purchaser must extend the Offer for an extension period of up to 10 business days, or any longer period that is approved in advance by the parties to the Merger Agreement; however, Purchaser shall not be required to extend the Offer on more than one occasion, but may, in its discretion, elect to do so, and shall not in any event be required to extend the Offer beyond the Outside Date. Notwithstanding any of the limitations set forth above, Purchaser must also extend the Offer for any period required by any applicable law or judgment, or rule, regulation, interpretation or position of the SEC (or its staff) applicable to the Offer.

The Merger.

The Merger will be governed by Section 251(h) of the DGCL and, in the event that the Offer is consummated, will be effected without a vote of the Company’s stockholders. The closing of the Merger will be as soon as practicable after the Acceptance Time and subject to the satisfaction or waiver of all of the conditions to the Merger. On the date of closing of the Merger or as soon as practicable thereafter, the Company will file the certificate of merger with the Delaware Secretary of State. The Merger will become effective at the Effective Time (as defined herein).

At the Effective Time, Purchaser will be merged with and into the Company, with the Company being the surviving corporation in the Merger (the “Surviving Corporation”). At the Effective Time, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation and a wholly owned subsidiary of Parent. The certificate of incorporation of the Surviving Corporation will be amended and restated in its entirety to read identically to the certificate of incorporation of Purchaser, as in effect immediately prior to the Effective Time (except that the name of the surviving corporation shall be The Coast Distribution System, Inc.). The bylaws of Purchaser, as in effect immediately prior to the Effective Time, will be the bylaws of the Surviving Corporation. The directors of Purchaser immediately prior to the Effective Time, will be the directors of the Surviving Corporation. The officers of the Company immediately prior to the Effective Time will be the officers of the Surviving Corporation.

The Merger Agreement provides that each Share issued and outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive an amount of cash equal to the Offer Price (the “Merger Consideration”), subject to any required withholding of taxes, except for any Shares owned by LKQ, Parent, Purchaser or the Company, or by any direct or indirect wholly owned subsidiary of LKQ, Parent, Purchaser or the Company, in each case immediately prior to the Effective Time, which shall be cancelled and extinguished without any conversion thereof or consideration paid therefor.

The Company has granted outstanding awards of equity compensation under the following equity compensation plans: the Company’s 2005 Stock Incentive Plan, the Company’s 2008 Stock Incentive Plan, and the Company’s 2012 Equity Incentive Plan (collectively, the “Company Stock Plans”). The parties to the Merger Agreement agreed that LKQ and Parent shall not assume any Company Options or Restricted Shares in connection with the Merger or any other transactions contemplated by the Merger Agreement. The Company agreed in the Merger Agreement to take the required actions so that:

•

immediately prior to the Effective Time, and without any action on the part of any holder of a Company Option, (i) the vesting of each Company Option that is unvested and remains outstanding as of immediately prior to the Effective Time shall be accelerated in full, (ii) each Company Option (including each Company Option that was accelerated pursuant to the foregoing clause (i)) that remains outstanding as of immediately prior to the Effective Time shall be canceled and terminated as of the Effective Time, and (iii) each holder of each such Company Option who has delivered to the Company an executed option consent agreement shall be paid by the Company promptly after the Effective Time, subject to certain required withholdings, an amount in cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number of Shares that were issuable upon exercise of such Company Option immediately prior to the Effective Time, by (y) the amount by which the Offer Price exceeds the per share exercise price of such Company option (the “Option Consideration”) (it being understood and agreed that such exercise price shall not actually be paid to the Company by the holder of a Company Option); and

•	immediately prior to the Effective Time (i) the vesting of each Company Restricted Share that remains outstanding as of immediately prior to the Effective Time shall be accelerated in full, and (ii) each Company Restricted Share that remains outstanding as of immediately prior to the Effective Time shall be canceled and terminated as of the Effective Time and automatically converted into the right to receive the Merger Consideration, without interest thereon and less any applicable withholding taxes payable with respect to the vesting of such Company Restricted Share, upon the surrender of the certificate that represented such Company Restricted Share immediately prior to the Effective Time.

Representations and Warranties.

In the Merger Agreement, the Company has made representations and warranties to LKQ, Parent, and Purchaser relating to the Company and its subsidiaries, including representations regarding: organization, standing, corporate power, enforceability, stockholder approval, non-contravention, required consents and governmental approvals, capital structure, equity interests, subsidiaries, SEC documents, financial statements, undisclosed liabilities, absence of certain changes or events, material contracts, real property, personal property and assets, intellectual property, taxes, employment benefit matters, labor matters, permits, compliance with applicable laws, regulatory matters, environmental matters, litigation matters, insurance, related party transactions, brokers, receipt of an opinion of the Company’s financial advisor, state anti-takeover statutes, product warranties, customers, suppliers, and Schedule TO and Schedule 14D-9, subject to certain qualifications and limitations contained therein.

In the Merger Agreement, LKQ, Parent and Purchaser have made representations and warranties to the Company, including representations regarding: organization, good standing, corporate power, enforceability, non-contravention, required approvals, litigation matters, Schedule TO and Schedule 14D-9, ownership of capital stock of the Company by LKQ, Parent and Purchaser, brokers, operations of Purchaser, and availability of funds.

Operating Covenants.

The Company has agreed that during the period commencing from the date of the Merger Agreement to the earlier of the termination of the Merger Agreement and the Acceptance Time (the “Pre-Closing Period”), the Company will, and will cause its subsidiaries to, carry on its business in all material respects in the usual, regular and ordinary course consistent with the manner as heretofore conducted, and use its commercially reasonable efforts, consistent with past practices and policies, to keep available the services of the current officers, key employees and consultants of the Company and each of its subsidiaries, and preserve the current relationships of the Company and each of its subsidiaries with customers, suppliers and other persons with whom the Company or any of its subsidiaries has significant business relations.

The Company has also agreed that except (i) as expressly contemplated or permitted by the Merger Agreement, (ii) as set forth in the Company Disclosure Letter, or (iii) as approved in writing by Parent, at all times during the Pre-Closing Period, it shall not do any of the following and shall not permit any of its subsidiaries to do any of the following:

•	amend its certificate of incorporation or bylaws or comparable organizational documents;

•

issue, sell, pledge, dispose of, grant, deliver, transfer, encumber, or agree, authorize, or commit to issue, sell, pledge or dispose of, grant, deliver, transfer, or encumber (in each case, whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise), any securities of the Company or any of its subsidiaries, except for (A) the issuance and sale of Shares upon the exercise of stock options, or the settlement of restricted stock in certain situations, and (B) grants to newly hired employees of stock options issued in the ordinary course of business consistent with past practice, with a per share exercise price that is no less than the then-current market price of a Share;

•	directly or indirectly repurchase or redeem any securities of the Company or any of its subsidiaries, except (A) repurchases of securities pursuant to the terms and conditions of or applicable to stock options or restricted stock and (B) in connection with tax withholdings and exercise price settlements upon the exercise of stock options or the settlement of restricted stock;

•	split, combine, subdivide, reclassify, directly or indirectly, any shares of its capital stock or securities convertible or exchangeable into or exercisable for any share of its capital stock;

•	declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock, except for cash dividends made by any direct or indirect wholly owned subsidiary of the Company to the Company or one of its wholly owned subsidiaries;

•	enter into any agreement with respect to the voting of its capital stock;

•	propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of the Company or any of its subsidiaries;

•	incur or assume any long-term or short-term debt for borrowed monies or issue any debt securities in excess of $100,000 individually or $300,000 in the aggregate, except for (1) debt incurred in the ordinary course of business consistent with past practice under the Company’s letters of credit, lines of credit or credit facilities in effect on the date hereof in amounts not prohibited under the Company’s credit facility and (2) loans or advances between the Company and any direct or indirect subsidiaries, or between any direct or indirect subsidiaries in the ordinary course of business consistent with past practice and permitted under the Company’s credit facility;

•	assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person or entity, except (1) such liabilities incurred in the ordinary course of business consistent with past practice and permitted by the Company’s credit facility, and (2) with respect to obligations of direct or indirect subsidiaries of the Company;

•	make any loans, advances or capital contributions to or investments in any other person or entity (other than the Company or any direct or indirect subsidiaries), except for business expense advances in the ordinary course of business consistent with past practice to employees of the Company or any of its subsidiaries;

•	mortgage or pledge any of its or its subsidiaries’ material assets, tangible or intangible, or create or suffer to exist any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, option, right of first or last offer, preemptive right or other restriction of similar nature (including any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any such asset) thereupon (other than liens permitted by the Merger Agreement); provided that any debt so incurred must be voluntarily prepayable without material premium or penalties;

•	except as may be required by applicable law, the terms of any employee benefit plan as in effect on the date of the Merger Agreement, the terms of any stock options or restricted stock outstanding on the date of the Merger Agreement or that may be granted thereafter as permitted by the Merger Agreement, or the terms of any other agreement to which the Company is a party on the date of the Merger Agreement:

(A) enter into, adopt, materially amend (including acceleration of vesting), modify or terminate any bonus, profit sharing, incentive, compensation, severance, retention, termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer or employee in any manner, except, in any such case, with respect to stock options granted in accordance with the Merger Agreement or pursuant to agreements entered into with non-officer employees hired or promoted to fill vacancies after the date of the Merger Agreement, with a base salary and cash incentive compensation opportunity not to exceed 125% of the base salary and cash incentive compensation of the employee being replaced, in the ordinary course of business consistent with past practice; or

(B) increase the compensation or benefits payable or provided, or to become payable or provided to any director, officer or employee (other than salary or wage rate increases, and incentive compensation increases for employees or employees hired or promoted to fill vacancies in the ordinary course of business consistent with past practice pursuant to the Merger Agreement), pay or agree to pay any special bonus or special remuneration to any director, officer or employee, or pay or agree to pay any benefit not required by any employee benefit plan or other plan, or arrangement or agreement as in effect as of the date of the Merger Agreement;

•	hire, terminate or transfer any (A) officer, vice president or similar employee with senior management responsibilities with respect to the operation of the Company’s business, or (B) other than in the ordinary course of business consistent with past practice, hire any non-officer or non-vice president or similar employee;

•	settle any pending or threatened material civil, criminal or administrative actions, suits, claims or charges, litigations, arbitrations, oppositions, interferences, reexaminations, inter partes reviews, investigations or other proceedings, except for a settlement that (A) is reflected or reserved against in the Company’s balance sheet, or (B) that does not result in payment by the Company or its subsidiaries in excess of $100,000 individually or $350,000 in the aggregate;

•	license, disclose, sell, lease, transfer, abandon, let lapse, encumber, subject to any lien, pledge, hypothecation, charge, mortgage, security interest, encumbrance, option, right of first or last offer, preemptive right or other restriction of similar nature (including any restriction on the transfer of any security or other asset, and any restriction on the possession, exercise or transfer of any other attribute of ownership of any such asset), other than liens permitted by the Merger Agreement, or otherwise dispose of any material intellectual property rights of the Company, other than licenses and disclosures in the ordinary course of business consistent with past practice;

•	except as may be required as a result by applicable law or generally accepted accounting principles, as applied in the United States, make any material change in any of the accounting principles, policies, procedures or practices used by it;

•	except as required by applicable law, (A) make, revoke, or change any material tax election of the Company or any of its subsidiaries, or with respect to the assets of the Company or any of its subsidiaries, or (B) file any material amended tax return or material claim for refund of the Company or any of its subsidiaries, or with respect to the assets of the Company or any of its subsidiaries, or (C) enter into any closing agreement affecting any material tax liability or material refund of the Company or any of its subsidiaries, or (D) settle or compromise any material tax liability or material refund of the Company or any of its subsidiaries, or (E) consent to any extension or waiver of any statute of limitations with respect to any claim or assessment for material taxes of the Company or any of its subsidiaries, or with respect to the assets of the Company or any of its subsidiaries, in each case, other than in the ordinary course of business;

•	other than in the ordinary course of business consistent with past practice, (A) acquire (by merger, consolidation or acquisition of stock or assets) any other person or entity or any material equity interest therein or assets thereof or (B) sell, transfer, lease, license or otherwise dispose of any properties or assets of the Company or its subsidiaries, which in either case are material to the Company and its subsidiaries, taken as a whole;

•	other than in the ordinary course of business consistent with past practice, enter into any contract for the lease or purchase of real property or materially modify the terms of any lease;

•	waive or provide any consent under any “standstill” or similar restrictions contained in any confidentiality or other agreements to which the Company or any of its subsidiaries is a party; provided, however, that at any time prior to the Acceptance Date, the Company may waive or provide a consent under any “standstill” solely to permit a party to make a confidential Acquisition Proposal (as defined below) subject to the terms of, and only to the extent permitted by, the Merger Agreement if the board of directors of the Company reasonably determines in good faith, after consultation with outside legal counsel, that the failure to take such actions could reasonably be expected to be inconsistent with the duties of the members of the board of directors of the Company under applicable law and provided further that the Company shall not enforce and hereby waives any provision of any such confidentiality or other agreements that would prohibit a person or entity from requesting such termination, amendment, modification or waiver or from communicating confidentially an Acquisition Proposal to the board of directors of the Company;

•	take any action to exempt or make any person (other than LKQ, Parent or Purchaser) not subject to the provisions of Section 203 of the General Corporation Law of the State of Delaware or any other potentially applicable anti-takeover or similar statute or regulation;

•	other than in the ordinary course of business consistent with past practice, enter into, amend or modify in any material respect any material contract or collective bargaining agreement; or

•	enter into a contract to take, or otherwise resolve or agree in any legally binding manner to take, any of the actions described above.

Company Takeover Proposals; Board Recommendation.

The Company has agreed that during the period commencing from the date of the Merger Agreement to the earlier of the termination of the Merger Agreement and the Effective Time, it will not, and will direct its subsidiaries and its and its subsidiaries’ directors, officers or other employees, controlled Affiliates, or any investment banker, attorney or other authorized agent or representative retained by any of them (collectively, “Representatives”) not to, in each case except as expressly permitted by the Merger Agreement, (i) solicit, initiate, or knowingly encourage, or knowingly facilitate or assist, any proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal, (ii) furnish to any person or entity (other than LKQ, Parent, Purchaser or any designees of LKQ, Parent or Purchaser) any material non-public information relating to the Company or any of its subsidiaries, or afford to any person or entity (other than LKQ, Parent, Purchaser or any designees of LKQ, Parent or Purchaser) access to the business, properties, assets, books, or records of the Company or any of its subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, any proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal, (iii) participate or engage in discussions or negotiations with any person or entity, or take any action, with respect to any proposal that constitutes or would reasonably be expected to lead to an Acquisition Proposal (provided, however, nothing contained in the Merger Agreement shall prohibit a verbal interaction initiated by a person or entity on an unsolicited basis so long as the Company’s participation is solely to clarify the terms and conditions of any proposal that constitutes or may reasonably be expected to lead to an Acquisition Proposal), (iv) approve, endorse or recommend any Acquisition Proposal (except to the extent otherwise specifically permitted in the Merger Agreement), or (v) enter into any letter of intent or similar document, or any contract contemplating or otherwise relating to an Acquisition Transaction (other than a confidentiality agreement).

The Company has agreed that as promptly as practicable, and in any event within two business days, following receipt of any Acquisition Proposal or any request for nonpublic information or inquiry that the Company reasonably believes would lead to an Acquisition Proposal or for a waiver or release under any standstill or similar agreement, the Company shall provide Parent with oral and written notice of (i) the material terms and conditions of such Acquisition Proposal, request or inquiry, (ii) the identity of the individual, entity or group making such Acquisition Proposal, request or inquiry and (iii) a copy of all written proposals provided by such individual, entity or group in connection with such Acquisition Proposal, request or inquiry. The Company shall keep Parent informed as promptly as practicable with respect to any changes to the material terms of an Acquisition Proposal submitted to the Company (and in any event within two business days following the receipt of any such changes), including by providing a copy of all written proposals relating to any Acquisition Proposal. The Company shall provide Parent with notice as promptly as practicable, and in any event within the same day, of any meeting of the board of directors of the Company at which the board of directors of the Company is reasonably expected to engage in material discussions regarding any Acquisition Proposal.

The board of directors of the Company has recommended that the holders of Shares accept the Offer and tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”). The Company has agreed that, except as otherwise provided in the Merger Agreement, neither the board of directors of the Company nor any committee thereof shall (i) withhold, withdraw, amend, modify or qualify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend, modify or qualify in a manner adverse to Parent, the Company Board Recommendation or (ii) publicly approve, endorse or recommend an Acquisition Proposal (each of clauses (i) and (ii), a “Company Board Recommendation Change”); provided, however, that a “stop, look and listen” communication by the board of directors of the Company or any committee thereof to the Company’s stockholders pursuant to Rule 14d-9(f) of the Exchange Act, or any substantially similar communication, shall not be deemed to be a Company Board Recommendation Change. Notwithstanding the foregoing or anything to the contrary set forth in the Merger Agreement, at any time prior to the Acceptance Time, in response to the receipt of a Superior Proposal (as defined below) or an Intervening Event (as defined below), the board of directors of the Company may effect a Company Board Recommendation Change or terminate the Merger Agreement if all of the following conditions are met:

•	A Superior Proposal with respect to the Company has been made and has not been withdrawn or an Intervening Event has occurred;

•	The Company shall have (A) delivered to Parent written notice at least four business days prior to effecting such Company Board Recommendation Change, which notice shall state expressly (x) that it has received a Superior Proposal or an Intervening Event has occurred, (y) in the case of a Superior Proposal, the material terms and conditions of such Superior Proposal and the identity of the individual, entity or group making the Superior Proposal, or, in the case of an Intervening Event, the material facts and circumstances related such Intervening Event, and (z) that it intends to terminate the Merger Agreement or effect a Company Board Recommendation Change, and (B) in the case of a Superior Proposal, provided to Parent a copy of all written proposals provided by such individual, entity or group in connection with such Superior Proposal (it being understood and agreed that delivery of a such notice shall not, by itself, be deemed to be a Company Board Recommendation Change);

•	The board of directors of the Company has concluded in good faith, after consultation with outside legal counsel, that the failure to effect a Company Board Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable law; and

•	The Superior Proposal or Intervening Event that is the subject of the Company Board Recommendation Change did not result from a material breach by the Company of any of the non-solicit or Company Board Recommendation provisions set forth in the Merger Agreement.

During such four business days after delivering the notice of a Change of Recommendation, the Company shall provide Parent a reasonable opportunity to make adjustments to the terms and conditions of the Merger Agreement (the “Modified Terms”), and shall consider in good faith such Modified Terms. In the event Parent proposes Modified Terms, then the board of directors of the Company may not terminate the Merger Agreement or effect a Company Board Recommendation Change unless and until the board of directors concludes in good faith, after considering the Modified Terms and consultation with outside legal counsel and financial advisors, that the failure to terminate the Merger Agreement or to effect a Company Board Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable Law. In the event that there is an amendment to the terms of any Superior Proposal (including any revision in the amount, form or mix of consideration the Company’s stockholders would receive as a result of the Superior Proposal), the Company shall promptly and within one business day notify Parent of such revision and provide Parent a reasonable opportunity to make additional Modified Terms. In addition, the Company has agreed that it will consider and negotiate in good faith such additional Modified Terms with Parent for three business days after the time the Company provides notification to Parent of the revisions to the Superior Proposal and the board of directors of the Company may not terminate the Merger Agreement or effect a Company Board Recommendation Change unless and until the board of directors concludes in good faith, after considering the additional Modified Terms and consultation with outside legal counsel and financial advisors, that the failure to terminate the Merger Agreement or to effect a Company Board Recommendation Change would reasonably be expected to be inconsistent with its fiduciary duties under applicable law.

As used in the Merger Agreement, “Acquisition Proposal” means mean any offer or proposal (other than an offer or proposal by Parent or Purchaser) to engage in any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) resulting in (or if completed would result in): (i) any purchase from, or acquisition by, any individual, entity or group of more than twenty percent of the total outstanding voting securities of the Company or any tender offer or exchange offer that if consummated would result in any individual, entity or group beneficially owning more than twenty percent of the total outstanding voting securities of the Company; (ii) any merger, consolidation, business combination or other similar transaction involving the Company (A) pursuant to which any individual, entity or group, other than the Company’s stockholders (as a group) immediately prior to the consummation of such transaction, would hold Shares representing more than twenty percent of the Shares outstanding after giving effect to the consummation of such transaction or (B) as a result of which the Company’s stockholders (as a group) immediately prior to the consummation of such transaction would hold Shares representing less than eighty percent of the Shares outstanding after giving effect to the consummation of such transaction; (iii) any sale, lease (other than in the ordinary course of business), exchange, transfer, exclusive license (other than in the ordinary course of business), acquisition or disposition of more than twenty percent of (X) the assets of the Company (including its subsidiaries taken as a whole) as determined on a fair-market-value basis, it being understood that voting securities of any subsidiaries of the Company are to be deemed assets of the Company, (Y) the consolidated net revenue of the Company and its subsidiaries, or (Z) the consolidated net income of the Company and its subsidiaries, (iv) any liquidation or dissolution of the Company or (v) any combination of the foregoing; provided, however, the Merger and the transactions contemplated by the Merger Agreement shall not be deemed an Acquisition Proposal in any case.

As used in the Merger Agreement, “Intervening Event” means an event, change, effect, development or occurrence that is material to the Company and its subsidiaries, taken as a whole (other than any event or circumstance resulting from a material breach of the Merger Agreement by the Company or any of its subsidiaries) that was not known to the board of directors of the Company nor reasonably foreseeable to the board of directors of the Company as of or prior to the date of the Merger Agreement which event, change, effect, development or occurrence becomes known to the board of directors of the Company after the date of the Merger Agreement and prior to the Acceptance Time; provided, however, that the receipt, existence or terms of an Acquisition Proposal or any matter relating thereto or consequence thereof shall not constitute an Intervening Event.

As used in the Merger Agreement, “Superior Proposal” means an unsolicited, bona fide written Acquisition Proposal that is received by the Company after the date of the Merger Agreement that the board of directors of the Company determines in its good faith judgment (after consultation with outside legal counsel and an independent financial advisor), taking into account the consideration, terms, conditions, timing, financing terms and all financial, legal, regulatory and other aspects of the Acquisition Proposal and the Merger Agreement (including any changes to the terms of the Merger Agreement by Parent in connection with making any modified terms), (i) if consummated to be more favorable to the Company’s stockholders from a financial point of view than the terms of the Merger and (ii) is reasonably likely to be consummated in accordance with its terms;

provided, however, that for purposes of the reference to an “Acquisition Proposal” in this definition of a “Superior Proposal,” (y) all references to “more than twenty percent” in the definition of “Acquisition Transaction” shall be deemed to be references to “more than fifty percent” and (z) reference to “less than eighty percent” in the definition of “Acquisition Transaction” shall be deemed to be a reference to “less than fifty percent.”

Commercially Reasonable Efforts.

Each of the parties has agreed to use its commercially reasonable efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties to the Merger Agreement in doing, all things reasonably necessary, proper or advisable under applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement, including using commercially reasonable efforts to: (i) cause the conditions to the Offer to be satisfied and cause the conditions to the Merger to be satisfied; (ii) obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from governmental authorities and make all necessary registrations, declarations and filings with governmental authorities, that are necessary to enable it to consummate the Offer and the Merger; and (iii) obtain all necessary or appropriate consents, waivers and approvals required under any material contracts to which the Company or any of its subsidiaries is a party in connection with the Merger Agreement and the consummation of the transactions contemplated thereby so as to maintain and preserve the benefits under such material contracts following the consummation of the transactions contemplated by the Merger Agreement. In addition to the foregoing, neither LKQ, Parent or Purchaser, on the one hand, nor the Company, on the other hand, shall take any action, or fail to take any action, that is intended to, or would reasonably be expected to have the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Offer or the Merger or the ability of such party to fully perform its obligations under the Merger Agreement. Except for amounts that are not either individually or in the aggregate material, neither the Company, LKQ nor Parent shall be required prior to the Effective Time to pay any consent or other similar fee, “profit-sharing” or other similar payment or other consideration (including increased rent or other similar payments or any amendments, supplements or other modifications to (or waivers of) the existing terms of any contract), or the provision of additional security (including a guaranty) or otherwise assume or agree to assume any liability that is not conditioned upon the consummation of the Merger, to obtain any consent, waiver or approval of any individual or entity (including any governmental authority) under any contract.

Employee Matters.

LKQ and Parent have agreed that for a period of one year following the Effective Time, the Surviving Corporation shall (and LKQ and Parent shall cause the Surviving Corporation to) provide to each employee of the Company or any of its subsidiaries who, as of the closing of the transactions contemplated by the Merger Agreement, continue their employment with the Surviving Corporation or any of its subsidiaries (each a “Continuing Employee”) (i) health and welfare benefits that are, taken as a whole, no less favorable than the health and welfare benefits in effect for similarly situated employees of Parent on the date of the Merger Agreement, (ii) severance benefits no less favorable than the severance benefits in effect for similarly situated employees of Parent on the date of the Merger Agreement, and (iii) base salary (or regular wages, as the case may be) and, to the extent applicable, target bonus opportunity at the level in effect for the 2014 calendar year, as adjusted by any subsequent increases to such amounts made by the Company in the ordinary course of business consistent with past practice.

LKQ and Parent have also agreed that to the extent that an employee benefit plan or other compensation or severance arrangement or agreement of the Surviving Corporation or any of its subsidiaries (together, the “Company Plans”) or any employee benefit plan or other compensation or severance arrangement of Parent is made available to any Continuing Employee on or following the Effective Time, the Surviving Corporation shall (and LKQ and Parent shall cause the Surviving Corporation to) cause to be granted to such Continuing Employee credit for all service with the Company and its subsidiaries prior to the Effective Time solely for purposes of eligibility to participate, vesting and entitlement to benefits where length of service is relevant for purposes of vacation accrual and severance pay entitlement, but excluding for the avoidance of doubt, for purposes of any equity or equity-based awards or incentives granted after the Effective Time; provided, however, that such service need not be credited to the extent that it would result in duplication of coverage or benefits. In addition, and without limiting the generality of the foregoing, LKQ and Parent have agreed that Parent shall (or shall cause the Surviving Corporation to) use its commercially reasonable efforts to ensure that, to the extent permitted by applicable law: (i) each Continuing Employee shall be immediately eligible to participate, without any waiting time, in any and all employee benefit plans sponsored by the Surviving Corporation and its subsidiaries (other than the Company Plans) (such plans, collectively, the “New Plans”) to the extent coverage under any such New Plan replaces coverage under a comparable Company Plan in which such Continuing Employee is participating immediately before the Effective Time (such plans, collectively, the “Old Plans”); and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision and/or disability benefits to any Continuing Employee, all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such New Plan shall be waived for such Continuing Employee and his or her covered dependents, any eligible expenses incurred by such Continuing Employee and his or her covered dependents during any unfinished portion of the plan year of the Old Plan ending on the date such employee’s participation in the corresponding New Plan begins shall be given full credit under such New Plan for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Plan, and (iii) the accounts of such Continuing Employees under any New Plan which is a flexible spending plan are credited with any unused balance in the account of such Continuing Employee under the applicable Company Plan.

Notwithstanding anything to the contrary set forth above or in the Merger Agreement, no provision of the Merger Agreement shall be deemed to (i) guarantee employment for any period of time for, or preclude the ability of Parent or the Surviving Corporation to terminate, any Continuing Employee for any reason, (ii) require Parent or the Surviving Corporation to continue any Company Plan or prevent the amendment, modification or termination thereof after the Effective Time, or (iii) constitute an amendment or modification of any employee benefit plan sponsored by Parent or the Surviving Corporation.

Directors’ and Officers’ Indemnification and Insurance.

LKQ, Parent, and Purchaser have agreed to cause the Surviving Corporation to honor and fulfill the obligations of the Company and its subsidiaries with respect to indemnification, advancement of expenses and exculpation existing as of the date of the Merger Agreement in favor of the current or former directors and officers of the Company and its subsidiaries or any person who becomes a director or officer of the Company or its subsidiaries prior to the Effective Time under their respective certificates of incorporation and bylaws (and other similar organizational documents) as of the date of the Merger Agreement for actions taken prior to the Effective Time.

During the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, the Surviving Corporation is required (and LKQ and Parent are required to cause the Surviving Corporation) to maintain in effect directors’ and officers’ liability insurance in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the Company’s directors’ and officers’ liability insurance in force as of the date of the Merger Agreement, and on terms with respect to the coverage amounts that are no less favorable than those of the Company’s directors’ and officers’ liability insurance in force as of the date of the Merger Agreement. LKQ, Parent, and Surviving Corporation are not obligated to pay annual premiums in excess of 300% of the amount paid by the Company for coverage during the coverage period in effect as of the date of the Merger Agreement. Prior to the Effective Time, the Company may purchase a six year “tail” prepaid insurance policy; however, the annual premium shall not be in excess of 300% of the amount paid by the Company for coverage during the coverage period in effect as of the date of the Merger Agreement. In the event the Company elects to purchase a “tail” policy, the Surviving Corporation is required to maintain such policy in full force and effect and continue to honor its obligations thereunder, in lieu of its obligations to purchase the directors’ and officers’ insurance policy described in the first sentence of this paragraph for so long as such “tail” policy is maintained in full force and effect.

Conditions to the Merger.

The obligations of LKQ, Parent, Purchaser and the Company to effect the Merger are subject to the satisfaction or waiver by the party entitled to the benefit thereof of the following conditions:

•	Purchaser shall have accepted for payment and paid for all of the Shares validly tendered and not withdrawn pursuant to the Offer;

•	No governmental authority of competent jurisdiction in the United States shall have (i) enacted, issued or promulgated any law that is in effect as of immediately prior to the Effective Time and has the effect of making the Merger illegal in the United States or that has the effect of prohibiting or otherwise preventing the consummation of the Merger in the United States, or (ii) issued or granted any order, judgment, conciliation agreement, award, decision, decree, injunction, ruling, writ or assessment of any governmental authority (whether temporary, preliminary or permanent) that is binding on any Person or its property under applicable law that is in effect as of immediately prior to the Effective Time and has the effect of making the Merger illegal in the United States or that has the effect of prohibiting or otherwise preventing the consummation of the Merger in the United States (collectively, a “Restraint”), provided that the party seeking to assert this condition shall have used commercially reasonable efforts to resist, lift or resolve such Restraint or to cause it to be lifted or resolved.

Termination.

The Merger Agreement may be terminated and the Offer and/or the Merger may be abandoned at any time prior to the Effective Time:

•	by mutual written agreement of Parent and the Company;

•	by either Parent or the Company:

(i) if the Acceptance Time shall not have occurred on or prior to the Outside Date; or

(ii) if the Offer is terminated or withdrawn pursuant to its terms and the terms of the Merger Agreement without any Shares being purchased thereunder;

provided, however, that the right to terminate the Merger Agreement under either clause (i) or (ii) shall not be available to any party whose action or failure to fulfill in any material respect any of its obligations under the Merger Agreement has been the cause of, or resulted in, the event specified in such clause;

(iii) in the event of a Restraint which has become final and non-appealable; provided that the party seeking to terminate the Merger Agreement pursuant to this clause shall have used those efforts required under the Merger Agreement to resist, lift or resolve such Restraint.

•	by Parent, prior to the Acceptance Time, if

(i)	the board of directors of the Company or any committee thereof shall have effected a Company Board Recommendation Change; or

(ii)	a tender or exchange offer relating to the Company’s securities is commenced by an individual, entity or group unaffiliated with Parent, and the Company shall not have sent to its security holders pursuant to Rule 14d-9 promulgated under the Exchange Act, within 10 business days after such tender or exchange offer is first published, sent or given, a statement disclosing that the board of directors of the Company recommends rejection of such tender or exchange offer; or

(iii)	the Company shall have violated or breached any of its material obligations with respect to the Company Board Recommendation or a Company Board Recommendation Change; or

(iv)	the Company shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) would give rise to the failure of one or more conditions to the Offer and (B) is incapable of being cured or has not been cured by the Company within 15 business days after written notice has been given by Parent to the Company of such breach or failure to perform.

•	by the Company:

(i)	prior to the Acceptance Time, if the board of directors of the Company has effected a Company Board Recommendation Change in response to a Superior Proposal in order to enter into a binding written agreement concerning a transaction that constitutes a Superior Proposal and concurrently with such termination pays to Parent in immediately available funds the Termination Fee (as defined below); or

(ii)	if Parent shall have breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (A) has had or would reasonably be expected to have a material adverse effect on the ability of Parent to perform its obligations under the Merger Agreement or to consummate the Offer or the Merger, and (B) is incapable of being cured or has not been cured by Parent within 15 business days after written notice has been given by the Company to Parent of such breach or failure to perform.

Termination Fee.

If the Merger Agreement is terminated pursuant to any of the provisions described below, the Company has agreed to pay Parent a termination fee of $1,000,000 (the “Termination Fee”):

•	if the Company terminates the Merger Agreement prior to the Acceptance Time to accept a Superior Proposal;

•	if Parent terminates the Merger Agreement because the board of directors of the Company or any committee thereof shall have effected a Company Board Recommendation Change;

•

if Parent terminates the Merger Agreement because the Company has breached or failed to perform in any material respect any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of one or more conditions to the Offer and (ii) is incapable of being cured or has not been cured by the Company within 15 business days after written notice has been given by Parent to the Company of such breach or failure to perform, or if Parent or the Company terminates the Merger Agreement because the Acceptance Time shall not have occurred on or prior to the Outside Date or the Offer is terminated or withdrawn pursuant to its terms and the terms of the Merger Agreement without any Shares being purchased thereunder and (A) at any time on or after the date of the Merger Agreement and prior to such termination a Competing Acquisition Transaction (as defined below) shall have been publicly announced by a third party (a “Competing Party”), and (1) the Company shall have failed to send to its stockholders, pursuant to Rule 14d-9 under the Exchange Act, within 10 business days after such Competing Acquisition Transaction was first publicly announced, a statement that the board of directors of the Company recommends rejection thereof and (2) such Competing Acquisition Transaction shall not have been withdrawn or otherwise abandoned before such termination of the Merger Agreement; and (B) within 12 months after the date of such termination of the Merger Agreement, the Company consummates any Competing Acquisition Transaction (in each case whether or not such Competing Acquisition Transaction is the same as the original Competing Acquisition Transaction announced) with the Competing Party or any affiliate thereof. For purposes of the foregoing, a “Competing Acquisition Transaction” shall have the same meaning as an “Acquisition Transaction” except that all references therein to (i) “more than twenty percent” shall be deemed to be references to “more than fifty percent” and (ii) “less than eighty percent” shall be deemed to be references to “less than fifty percent.”

LKQ, Parent, Purchaser and the Company have agreed that payment of the Termination Fee will be the sole and exclusive remedy of Parent and Purchaser in the event of termination of the Merger Agreement for the reasons set forth above.

Specific Performance.

The parties have agreed that any of them will be entitled to an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in addition to any other remedy to which they are entitled at law or in equity.

Governing Law.

The Merger Agreement is governed by Delaware law.

Tender and Support Agreement

Contemporaneously with the execution of the Merger Agreement, Parent and Purchaser and the following stockholders of the Company entered into a Tender and Support Agreement: James Musbach, Thomas R. McGuire, Robert S. Throop, Ben A. Frydman, Sandra A. Knell, Dennis A. Castagnola, and David A. Berger (the “Tender and Support Agreement”). Pursuant to the Tender and Support Agreement, unless the Merger Agreement has been validly terminated in accordance with its terms, each stockholder party to the Tender and Support Agreement agreed to accept the Offer with respect to all of such stockholder’s Shares beneficially owned, together with any Shares that are issued to or otherwise directly or indirectly acquired or beneficially owned by such stockholder after the date of the Tender and Support Agreement and prior to the Termination Date (as defined below) (all such Shares, the “Subject Shares”) and tender or cause to be tendered in the Offer all of such stockholder’s Subject Shares that such stockholder is permitted to tender under applicable law pursuant to and in accordance with the terms of the Offer, free and clear of all encumbrances except for certain permitted encumbrances.

Each such stockholder also irrevocably and unconditionally agreed that , subject to the terms of the Tender and Support Agreement, until the first to occur of (1) the valid termination of the Merger Agreement in accordance with its terms, (2) the Effective Time, (3) the acceptance for payment by Purchaser of all of the Shares validly tendered pursuant to the Offer and not properly withdrawn, (4) upon mutual written consent of the parties to terminate the Tender and Support Agreement, and (5) the date of any modification, waiver or amendment of the Merger Agreement in a manner that reduces the Minimum Condition or reduces the amount or changes the form of consideration payable to such stockholder (the date of termination with respect to any stockholder being referred to herein as the “Termination Date”), at any annual or special meeting of the stockholders of the Company, however called, including any adjournment or postponement thereof, and in connection with any action proposed to be taken by written consent of the stockholders of the Company, such stockholder shall, in each case to the fullest extent that such stockholder’s Subject Shares are entitled to vote thereon: (a) appear at each such meeting or otherwise cause all such Subject Shares to be counted as present thereat for purposes of determining a quorum; and (b) be present (in person or by proxy) and vote (or cause to be voted), or deliver (or cause to be delivered) a written consent with respect to, all of such Subject Shares (i) unless the Merger Agreement has been validly terminated in accordance with its terms, against any action or agreement that is intended or would reasonably be expected to (A) result in a breach of any covenant, representation or warranty or any other obligation or agreement of the Company contained in the Merger Agreement or of any stockholder contained in the Tender and Support Agreement or (B) result in any of the conditions set forth in Article VIII of the Merger Agreement not being satisfied in a timely manner, (ii) against any Acquisition Proposal or any action in furtherance of a specific Acquisition Proposal and (iii) unless the Merger Agreement has been validly terminated in accordance with its terms, against any other action, agreement or transaction involving the Company or any Company subsidiary that is intended or would reasonably be expected to impede, interfere with, delay, postpone, adversely affect or prevent the consummation of the Offer or the Merger or the other transactions contemplated by the Merger Agreement, including (x) any extraordinary corporate transaction, such as a merger, consolidation or other business combination involving the Company (other than the transactions contemplated by the Merger Agreement); (y) a sale, lease, license or transfer of a material amount of assets of the Company or any reorganization, recapitalization or liquidation of the Company; or (z) any change in the present capitalization of the Company or any amendment or other change to the bylaws or certificate of incorporation of the Company as in effect on the date of the Tender and Support Agreement. Each such stockholder agreed not to agree or commit to take any action inconsistent with the foregoing.

Each such stockholder, with respect to the matters described in the paragraph above, for so long as the Termination Date has not occurred, irrevocably appointed, Parent, and any individual designated in writing by Parent, and each of them individually, as its proxy and attorney-in-fact with full power of substitution and resubstitution, for and in the name, place and stead of such stockholder, to the full extent of such stockholders’ voting rights with respect to all such stockholders’ Subject Shares (which proxy is irrevocable and which appointment is coupled with an interest, including for purposes of Section 212 of the DGCL), to vote, and to execute written consents with respect to, all such stockholders’ Subject Shares (with respect to which the stockholder is entitled to vote) on the matters described above.

As of July 8, 2015, such stockholders beneficially owned a total of 948,261 Shares, representing approximately 18.20% of the then outstanding Shares on a fully diluted basis.

The Confidentiality Agreement

The Company and LKQ entered into a confidentiality agreement effective as of April 18, 2014 (the “Confidentiality Agreement”). Under the Confidentiality Agreement, LKQ agreed, among other things, to keep all non-public information concerning the Company confidential (subject to certain exceptions). Under the Confidentiality Agreement, LKQ is also subject to certain customary standstill restrictions with respect to the securities of the Company and certain non-solicitation restrictions with respect to employees of the Company.

12. Purpose of the Offer; Plans for the Company.

Purpose of the Offer.

The purpose of the Offer is to acquire control of, and the entire equity interest in, the Company. The Offer, as the first step in the acquisition of the Company, is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, subject to the satisfaction or waiver of the conditions to the obligations of LKQ, Parent, and Purchaser to effect the Merger contained in the Merger Agreement, Purchaser intends to consummate the Merger promptly following the Acceptance Time.

Holders of Shares whose Shares are purchased in the Offer will cease to have any equity interest in the Company and will no longer participate in the future growth of the Company. If the Merger is consummated, all current holders of Shares will no longer have an equity interest in the Company, regardless of whether they tender their Shares in connection with the Offer, and instead will only have the right to receive an amount in cash equal to the Offer Price or, to the extent that holders of Shares are entitled to and have properly demanded appraisal in connection with the Merger, the amounts to which such holders of Shares are entitled in accordance with Section 262 of the DGCL.

Merger without a Vote.

If the Offer is consummated, we are not required to and will not seek the approval of the Company’s remaining public stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquiring corporation owns at least the amount of shares of each class of stock of the target corporation that would otherwise be required to adopt a merger agreement for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquiring corporation can effect a merger without the action of the other stockholders of the target corporation. Accordingly, if we consummate the Offer, we intend to effect the closing of the Merger without a vote of the stockholders of the Company in accordance with Section 251(h) of the DGCL.

Appraisal Rights.

Under the DGCL, holders of Shares do not have appraisal rights as a result of the Offer. In connection with the Merger, however, stockholders of the Company who do not tender their Shares in the Offer will have the right to demand appraisal of their Shares under the DGCL. Stockholders who comply with the applicable statutory procedures under Section 262 of the DGCL will be entitled to receive a judicial determination of the fair value of their Shares (exclusive of any element of value arising from the accomplishment or expectation of the Merger) and to receive payment of such fair value in cash, together with interest, if any, at the rate specified in Section 262 of the DGCL. Any such judicial determination of the fair value of Shares could be based upon considerations other than or in addition to the price per Share paid in the Merger and the market value of Shares. In Weinberger v. UOP, Inc., the Delaware Supreme Court stated, among other things, that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered in an appraisal proceeding. Stockholders should recognize that the value so determined could be the same as, or higher or lower than, the price per Share paid pursuant to the Offer or the consideration per Share to be paid in the Merger. Moreover, Purchaser may argue in an appraisal proceeding that, for purposes of such a proceeding, the fair value of Shares is less than the price paid in the Offer or the Merger. Stockholders also should note that investment banking opinions as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer or the Merger, are not opinions as to, and do not otherwise address, fair value under Section 262 of the DGCL. If any stockholder who demands appraisal under Section 262 of the DGCL fails to perfect or effectively withdraws or loses his or her right to appraisal and payment under the DGCL, such holder’s Shares will thereupon be deemed to have been converted as of the Effective Time into the right to receive the Merger Consideration, without any interest thereon, in accordance with the Merger Agreement. A stockholder may withdraw his or her demand for appraisal by delivery to Purchaser of a written withdrawal of his or her demand for appraisal within 60 days after the Effective Time or subsequently with the written approval of the Surviving Corporation. Failure to follow the steps required by Section 262 of the DGCL for perfecting appraisal rights may result in the loss of such rights. Stockholders who tender their Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto, but rather will receive the Offer Price.

APPRAISAL RIGHTS CANNOT BE EXERCISED AT THIS TIME. THE INFORMATION SET FORTH ABOVE IS FOR INFORMATIONAL PURPOSES ONLY WITH RESPECT TO ALTERNATIVES AVAILABLE TO STOCKHOLDERS WHO DO NOT TENDER THEIR SHARES IN THE OFFER IF THE MERGER IS CONSUMMATED. STOCKHOLDERS WHO WILL BE ENTITLED TO APPRAISAL RIGHTS IN CONNECTION WITH THE MERGER WILL RECEIVE ADDITIONAL INFORMATION CONCERNING APPRAISAL RIGHTS AND THE PROCEDURES TO BE FOLLOWED IN CONNECTION THEREWITH BEFORE SUCH STOCKHOLDERS HAVE TO TAKE ANY ACTION RELATING THERETO.

THE PRESERVATION AND EXERCISE OF APPRAISAL RIGHTS REQUIRE STRICT ADHERENCE TO THE APPLICABLE PROVISIONS OF THE DGCL. FAILURE TO FULLY AND PRECISELY FOLLOW THE STEPS REQUIRED BY SECTION 262 OF THE DGCL FOR THE PERFECTION OF

APPRAISAL RIGHTS MAY RESULT IN THE LOSS OF THOSE RIGHTS. THE FOREGOING SUMMARY OF THE RIGHTS OF DISSENTING STOCKHOLDERS UNDER THE DGCL IS NOT A COMPLETE STATEMENT OF THE PROCEDURES TO BE FOLLOWED BY STOCKHOLDERS DESIRING TO EXERCISE ANY APPRAISAL RIGHTS AVAILABLE UNDER THE DGCL AND IS QUALIFIED IN ITS ENTIRETY BY REFERENCE TO THE DGCL.

Plans for the Company.

Except as otherwise set forth in this Offer to Purchase, it is expected that, following the Merger, the business and operations of the Company will be continued substantially as they are currently being conducted. LKQ and Parent intend to continue to evaluate the business and operations of the Company after the consummation of the Offer and the Merger and will take such additional actions as they deem appropriate under the circumstances then existing with a view to enhancing the development of the Company’s potential in conjunction with LKQ’s and Parent’s existing business. Upon completion of the Offer and the Merger, Parent expects to cause the outstanding indebtedness of the Company to be repaid.

Purchaser’s directors immediately prior to the Effective Time will become the directors of the surviving corporation at the Effective Time and the Company’s officers immediately prior to the Effective Time will continue as the officers of the surviving corporation at the Effective Time.

Except as described above or elsewhere in this Offer to Purchase (including Section 11—“The Transaction Agreements” and Section 12—“Purpose of the Offer; Plans for the Company”), none of LKQ, Purchaser, nor Parent has any present plans or proposals that would relate to or result in (i) any extraordinary transaction involving the Company or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or transfer of a material amount of assets of the Company or any of its subsidiaries, (iii) any material change in the Company’s capitalization or dividend rate or policy or indebtedness, (iv) any change in the present board of directors or management of the Company, (v) any other material change in the Company’s corporate structure or business, (v) any class of equity securities of the Company being delisted from a national securities exchange or ceasing to be authorized to be quoted in an automated quotation system operated by a national securities association, (vii) any class of equity securities of the Company becoming eligible for termination of registration pursuant to Section 12(g) of the Exchange Act, (viii) the suspension of the Company’s obligation to file reports under Section 15(d) of the Exchange Act, (ix) the acquisition by any person of additional securities of the Company, or the disposition of securities of the Company, or (x) any changes in the Company’s charter, bylaws or other governing instruments or other actions that could impede the acquisition of control of the subject company.

Going Private Transactions.

The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which Purchaser seeks to acquire the remaining Shares not held by it. Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following the consummation of the Offer and, in the Merger, stockholders will receive the same price per Share as that paid in the Offer.

13. Certain Effects of the Offer.

Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Following the consummation of the Offer and subject to the satisfaction of the remaining condition set forth in the Merger Agreement, LKQ, Parent, Purchaser and the Company will consummate the Merger as soon as practicable. We do not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Market for Shares.

The purchase of Shares pursuant to the Offer will reduce the number of holders of Shares and the number of Shares that might otherwise trade publicly, which could adversely affect the liquidity and market value of the remaining Shares held by stockholders other than LKQ, Purchaser and Parent.

Stock Quotation.

The Shares are currently quoted on the NYSE MKT. However, the rules of the NYSE MKT establish certain criteria that, if not met, could lead to the discontinuance of quotation of Shares from the NYSE MKT. Among such criteria are the number of stockholders, the number of shares publicly held and the aggregate market value of the shares publicly held. If, as a result of the purchase of Shares pursuant to the Offer or otherwise, Shares no longer meet the requirements of the NYSE MKT for continued quotation and the quotation of Shares is discontinued, the market for Shares would be adversely affected.

Following the consummation of the Offer, it is possible that Shares would be traded on other securities exchanges (with trades published by such exchanges), the OTC Bulletin Board or in a local or regional over-the-counter market. The extent of the public market for Shares would, however, depend upon the number of holders of Shares and the aggregate market value of Shares remaining at such time, the interest in maintaining a market in Shares on the part of securities firms, the possible termination of registration of Shares under the Exchange Act, as described below, and other factors.

Margin Regulations.

The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which designation has the effect, among other effects, of allowing brokers to extend credit on the collateral of Shares. Depending upon factors similar to those described above regarding the market for Shares and stock quotations, it is possible that, following the Offer, Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.

Exchange Act Registration.

The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application by the Company to the SEC if Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended, may be impaired. If registration of Shares under the Exchange Act were terminated, Shares would no longer be “margin securities” or be eligible for quotation on the NYSE MKT as described above. After consummation of the Offer, LKQ, Parent, and Purchaser currently intend to cause the Company to terminate the registration of Shares under the Exchange Act as soon as the requirements for termination of registration are met.

14. Dividends and Distributions.

The Merger Agreement provides that from the date of the Merger Agreement until the Effective Time, neither the Company nor any of its subsidiaries will declare, set aside for payment or pay any dividend on, or make any other distribution in respect of, any shares of its capital stock, except (i) dividends and distributions by a direct or indirect wholly owned subsidiary of the Company to its parent, or (ii)  with the prior written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed).

15. Certain Conditions of the Offer.

Notwithstanding any other provision of the Offer, and subject to the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-1(c) of the Exchange Act (relating to Purchaser’s obligation to pay for or return tendered Shares promptly after the termination or withdrawal of the Offer), Purchaser will not be required to accept for payment or pay for any Shares validly tendered in the Offer unless, prior to the expiration of the Offer, there be validly tendered and not withdrawn in accordance with the terms of the Offer a number of Shares that, together with the Shares then owned by LKQ, Parent, Purchaser and their respective controlled affiliates (if any), represents at least a majority of all then outstanding Shares (not including Shares tendered pursuant to guaranteed delivery procedures for which the underlying shares have not been received) (the “Minimum Condition”);

Furthermore, notwithstanding any other provision of the Offer, but subject to compliance with the terms and conditions of the Merger Agreement, Purchaser shall not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act (relating to the obligation of Purchaser to pay for or return tendered Shares promptly after termination or withdrawal of the Offer), to pay for any Shares that are validly tendered pursuant to the Offer and, only after complying with any obligation to extend the Offer pursuant to the Merger Agreement, may terminate the Offer if any of the following shall have occurred and continue to exist:

•	any Governmental Authority of competent jurisdiction in the United States shall have (i) enacted, issued or promulgated any law that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer, the acquisition of Shares by Parent or Purchaser, or the Merger illegal in the United States or that has the effect of prohibiting or otherwise preventing the consummation of the Offer, the acquisition of Shares by Parent or Purchaser, or the Merger in the United States, or (ii) issued or granted any Order that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal in the United States or that has the effect of prohibiting or otherwise preventing the consummation of the Merger in the United States;

•	(i) the representations and warranties of the Company set forth in Sections 4.6(a) through (c) (regarding capitalization and equity awards of the Company) of the Merger Agreement shall not be true and correct in all but de minimis respects at and as of the date of the Merger Agreement and at and as of the Expiration Time as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case, at and as of such earlier date); (ii) any of the representations and warranties of the Company in Section 4.1(a) (regarding organization and qualification) of the Merger Agreement that is qualified as to “materiality” or “Company Material Adverse Effect” shall not be true and correct in all respects, or any such representation or warranty that is not so qualified as to “materiality” or “Company Material Adverse Effect” shall not be true and correct in all material respects, in each case, at and as of the date of the Merger Agreement and at and as of the Expiration Time as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case, at and as of such earlier date) and (iii) any other representation and warranty of the Company in the Merger Agreement (without giving effect to any qualification as to “materiality” or “Company Material Adverse Effect” qualifiers set forth therein) shall not be true and correct in all respects at and as of the date of the Merger Agreement and at and as of the Expiration Time as though made at and as of such time (except to the extent expressly made as of an earlier date, in which case, at and as of such earlier date), except where the failure to be so true and correct would not have, individually or in the aggregate, a Company Material Adverse Effect;

•	the Company shall have failed to perform in all material respects any obligations, agreements or covenants to be performed, or complied with, by it under the Merger Agreement at or prior to the expiration of the Offer;

•	a Company Material Adverse Effect (as defined in the Merger Agreement) or any change, event, occurrence, circumstance, development or other matter that is, individually or in the aggregate, reasonably likely to result in a Company Material Adverse Effect, shall have arisen or occurred following the execution and delivery of the Merger Agreement that is continuing;

•	the Merger Agreement shall have been terminated in accordance with its terms or the parties to the Merger Agreement shall have reached an agreement that the Offer or the Merger Agreement be terminated; or

•	Purchaser shall have failed to receive a certificate of the Company executed by the executive chairman, the chief executive officer or the chief financial officer, dated as of the Expiration Time, to the effect that the conditions set forth in the second, third, and fourth bullet points above have not occurred.

The foregoing conditions are for the sole benefit of Parent and Purchaser, may be asserted by Parent or Purchaser regardless of the circumstances giving rise to such condition and may be waived by Parent or Purchaser in whole or in part at any time and from time to time in the sole and absolute discretion of Parent or Purchaser, subject in each case to the terms of the Merger Agreement.

16. Certain Legal Matters; Regulatory Approvals.

General.

Except as described in this Section 16, based on its examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, Purchaser is not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that might be adversely affected by Purchaser’s acquisition of Shares as contemplated herein or of any approval or other action by any governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of Shares by Purchaser or Parent as contemplated herein. Should any such approval or other action be required, Purchaser currently contemplates that, except as described below under “State Takeover Statutes,” such approval or other action will be sought. While Purchaser does not currently intend to delay acceptance for payment of Shares tendered pursuant to the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that if such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business, any of which under certain conditions specified in the Merger Agreement could cause Purchaser to elect to terminate the Offer without the purchase of Shares thereunder. See Section 15—“Certain Conditions of the Offer.”

State Takeover Statutes.

A number of states (including Delaware, where the Company is incorporated) have adopted laws that purport, to varying degrees, to apply to attempts to acquire securities of corporations that are incorporated in, or that have substantial assets, stockholders, principal executive offices or principal places of business in those states or whose business operations otherwise have substantial economic effects in such states. The Company, directly or through subsidiaries, conducts business in a number of states throughout the United States, some of which have enacted such laws. To the extent that these state takeover statutes (other than Section 203 of the DGCL as described below) purport to apply to the Offer or the Merger, LKQ, Parent, and Purchaser believe that those laws conflict with U.S. federal law and are an unconstitutional burden on interstate commerce. In 1982, in Edgar v. MITE Corp., the Supreme Court of the United States invalidated on constitutional grounds the Illinois Business Takeover Statute which, as a matter of state securities law, made takeovers of corporations meeting certain requirements more difficult. However, in 1987, in CTS Corp. v. Dynamics Corp. of America, the Supreme Court held that the State of Indiana could, as a matter of corporate law, constitutionally disqualify a potential acquiror from voting shares of a target corporation without the prior approval of the remaining stockholders where, among other things, the corporation is incorporated in, and has a substantial number of stockholders in, the state. Subsequently, in TLX Acquisition Corp. v. Telex Corp., a U.S. federal district court in Oklahoma ruled that the Oklahoma statutes were unconstitutional as applied to corporations incorporated outside Oklahoma in that they would subject such corporations to inconsistent regulations. Similarly, in Tyson Foods, Inc. v. McReynolds, a U.S. federal district court in Tennessee ruled that four Tennessee takeover statutes were unconstitutional as applied to corporations incorporated outside Tennessee. This decision was affirmed by the United States Court of Appeals for the Sixth Circuit.

Section 203 of the DGCL prevents certain “business combinations” with an “interested stockholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested stockholder, unless, among other things, prior to the time the interested stockholder became such, the board of directors of the corporation approved either the business combination or the transaction in which the interested stockholder became such. The board of directors of the Company has taken all action necessary to exempt the Merger Agreement and the Transactions (including the Offer and the Merger) from the provisions of Section 203 of the DGCL.

Purchaser is not aware of any other state takeover laws or regulations that are applicable to the Offer or the Merger and has not attempted to comply with any other state takeover laws or regulations. If any government official or third party should seek to apply any state takeover law to the Offer or the Merger or other business combination between Purchaser or any of its affiliates and the Company, Purchaser will take such action as then appears desirable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state takeover statutes is applicable to the Offer or the Merger and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, Purchaser might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Purchaser might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger. In that case, Purchaser may not be obligated to accept for purchase, or pay for, any Shares tendered. See Section 15—“Certain Conditions of the Offer.”

Antitrust

The information set forth under “Item 8. Additional Information - Antitrust Compliance” in the Schedule 14D-9 is incorporated herein by reference. A copy of the Schedule 14D-9 accompanies this Offer to Purchase.

17. Fees and Expenses.

Parent and Purchaser have retained MacKenzie Partners, Inc. to act as the Information Agent and Computershare Trust Company, N.A. to act as the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy, and personal interview and may request brokers, dealers, commercial banks, trust companies and other nominees to forward materials relating to the Offer to beneficial owners of Shares.

The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable expenses and will be indemnified against certain liabilities and expenses in connection therewith.

None of LKQ, Parent or Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.

18. Miscellaneous.

The Offer is not being made to holders of Shares in any jurisdiction in which the making of the Offer would not be in compliance with the securities, blue sky or other laws of such jurisdiction. In those jurisdictions where applicable laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.

No person has been authorized to give any information or to make any representation on behalf of LKQ, Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person will be deemed to be the agent of LKQ, Parent, Purchaser, the Depositary, or the Information Agent for the purpose of the Offer.

LKQ, Parent and Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 of the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, the Company has filed with the SEC a Schedule 14D-9, together with exhibits, pursuant to Rule 14d-9 under the Exchange Act, setting forth the Board Recommendation and the reasons for such Board Recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth under Section 7—“Certain Information Concerning the Company.”

KAO Acquisition Sub, Inc.

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INFORMATION CONCERNING THE DIRECTORS AND

EXECUTIVE OFFICERS OF LKQ, PARENT AND PURCHASER

LKQ. The following table sets forth the name, citizenship, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of LKQ. If no address is given, the current business address of each person is 500 West Madison Street, Suite 2800, Chicago, Illinois 60661 and the telephone number is (312) 621-1950. Unless otherwise indicated, each title and principal occupation set forth below refers to LKQ.

Name and Title	Citizenship	Present Principal Occupation or Employment and Material Occupations, Positions, Offices or Employments for the Past Five Years
Robert L. Wagman, President and CEO, Director	U.S.	Robert L. Wagman became President and Chief Executive Officer of LKQ on January 1, 2012. He was elected to the Board of Directors of LKQ on November 7, 2011. Mr. Wagman was President and Co-Chief Executive Officer of LKQ from January 1, 2011 to January 1, 2012. Prior thereto, he had been the Senior Vice President of Operations-Wholesale Parts Division of LKQ, with oversight of the company’s wholesale late model operations, since August 2009. Prior thereto, from October 1998, Mr. Wagman managed LKQ’s insurance company relationships, and from February 2004, added to his responsibilities the oversight of LKQ’s aftermarket product operations. He was elected LKQ’s Vice President of Insurance Services and Aftermarket Operations in August 2005.

Dominick P. Zarcone, Executive Vice President and Chief Financial Officer	U.S.

Dominick Zarcone became LKQ’s Executive Vice President and Chief Financial Officer in March 2015.

Prior to joining LKQ, Mr. Zarcone was the Managing Director and the Chief Financial Officer of Baird Financial Group, a capital markets and wealth management company, and certain of its affiliates from April 2011 to March 2015. He also served from April 2011 to March 2015 as Treasurer of Baird Funds, Inc., a family of fixed income and equity mutual funds managed by Robert W. Baird & Co. Incorporated, a registered broker/dealer.

From February 1995 to April 2011, Mr. Zarcone was a Managing Director of the Investment Banking department of Robert W. Baird & Co. Incorporated.

John S. Quinn, Chief Executive Officer and Managing Director, LKQ Europe	U.S.

John S. Quinn has been Chief Executive Officer and Managing Director, LKQ Europe since March 2015. Mr. Quinn was the Executive Vice President and Chief Financial Officer of LKQ from November 2009 until March 2015.

Prior to joining LKQ, Mr. Quinn was the Senior Vice President, Chief Financial Officer and Treasurer of

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Casella Waste Systems, Inc., a company in the solid waste management services industry, from January 2009. From January 2001 to January 2009 he held various positions of increasing responsibility with Allied Waste Industries, Inc., a company also in the solid waste management services industry, including Senior Vice President of Finance from January 2005 to January 2009, Controller and Chief Accounting Officer from November 2006 to September 2007 and Vice President Financial Analysis and Planning from January 2003 to January 2005.

Victor M. Casini, Senior Vice President, General Counsel and Corporate Secretary	U.S.	Victor M. Casini has been the Vice President, General Counsel and Corporate Secretary of LKQ from its inception in February 1998. In March 2008, he was elected Senior Vice President of LKQ. Mr. Casini was a member of the Board of Directors of LKQ from May 2010 until May 2012. From July 1992 to December 2011, Mr. Casini was the Executive Vice President and General Counsel of Flynn Enterprises, Inc., a venture capital, hedging and consulting firm.

Walter P. Hanley, Senior Vice President—Development	U.S.	Walter P. Hanley is the Senior Vice President of Development of LKQ. Mr. Hanley joined LKQ in December 2002 as the Vice President of Development, Associate General Counsel and Assistant Secretary. In December 2005, he became the Senior Vice President of Development of LKQ.

Justin L. Jude , Senior Vice President of Operations—Wholesale Parts Division	U.S.	Justin L. Jude is the Senior Vice President of Operations—Wholesale Parts Division at LKQ. Mr. Jude has been with LKQ since February 2004 in various roles, including from March 2008 to February 2011 as Vice President—Supply Chain, from February 2011 to May 2014 as Vice President—Information Systems (North America), and from June 2014 to July 2015 as President of Keystone Automotive Operations, Inc., our specialty automotive business.

Steven Greenspan, Senior Vice President—Recycled & Refurbished Products	U.S.	Steven Greenspan is our Senior Vice President—Recycled & Refurbished Products. He was our Senior Vice President of Operations—Wholesale Parts Division of LKQ from January 1, 2012 until July 2015. Mr. Greenspan has been in the recycled automotive parts industry for approximately 30 years. He served as LKQ’s Regional Vice President-Mid-Atlantic Region from January 2003 to December 2011. He was the Manager of LKQ’s Atlanta facility from May 1998 until December 2002.

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Michael S. Clark, Vice President—Finance and Controller	U.S.	Michael S. Clark has been the Vice President-Finance and Controller of LKQ since February 2011. Prior thereto, he served as the Assistant Controller of LKQ since May 2008.

Robert A. Alberico, Senior Vice President of Human Resources	U.S.	Robert A. Alberico joined LKQ in January 2014 as the Senior Vice President of Human Resources. Mr. Alberico has had over 35 years of experience in the Human Resources field. He was the Vice President of Human Resources at Morton Salt, a producer of salt and other consumer products, from January 2008 to December 2013; the Vice President of Human Resources at Allied Waste Industries, a waste services company, from 2004 to 2007; and held positions as both Vice President and Director, Human Resources, for TRW Automotive, a manufacturer of automotive safety products, and certain of its business units from 1988 to 2003.

Sukhpal Singh Ahluwalia, Director	United Kingdom	Sukhpal Singh Ahluwalia was elected to the Board of Directors of LKQ in November 2014. In addition, he became the Chairman of LKQ’s United Kingdom operations in November 2014. In 1978, Mr. Ahluwalia founded Euro Car Parts Limited, a distributor of aftermarket mechanical vehicle replacement parts in the U.K., and served as its Managing Director. LKQ acquired Euro Car Parts in October 2011. Mr. Ahluwalia continued serving as the Managing Director of Euro Car Parts until June 2014. He also is Chairman of Dominvs Group, a London-based company specializing in the acquisition, development and management of commercial, industrial, hospitality and residential property across the U.K.

A. Clinton Allen, Independent Director	U.S.	A. Clinton Allen currently is Chairman and Chief Executive Officer of A.C. Allen & Company, a holding company. Mr. Allen was Vice Chairman of Psychemedics Corporation, a provider of drug testing services, from October 1989 until March 2002, and Chairman of Psychemedics Corporation from March 2002 until he retired from the Psychemedics board in November 2003. Mr. Allen was Vice Chairman and a director of The DeWolfe Companies, Inc., a real estate company, from 1991 until it was acquired by Cendant Corporation in September 2002. He was the founding director of Blockbuster Entertainment Inc., an operator of video rental stores, serving from 1987 until the company was sold to Viacom in 1994. In March 2011, Mr. Allen was elected as LKQ’s Lead Independent Director.

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Ronald G. Foster, Director	U.S.	Robert G. Foster was the Chairman of the Board of Keystone Automotive Industries, Inc. from August 2000 until October 2007 when we acquired Keystone. In October 2007, Mr. Foster was elected to LKQ’s Board of Directors pursuant to a covenant in the Keystone acquisition agreement wherein we committed to add two Keystone directors to LKQ’s Board of Directors. Mr. Foster has been a consultant since he left the automotive segment of Tenneco, Inc. in October 1993, where he specialized in acquisitions, joint ventures, turnaround situations and quality systems such as QS9000.

Joseph M. Holsten, Chairman	U.S.	Joseph M. Holsten has been the Chairman of the LKQ Board of Directors since November 2011. He joined LKQ in November 1998 as President and Chief Executive Officer. He was elected to LKQ’s Board of Directors in February 1999. In November 2010, Mr. Holsten was appointed as Vice Chairman of the Board of Directors of LKQ. On January 1, 2011, his officer position changed to Co-Chief Executive Officer as part of his transition to retirement. He retired from his officer position in January 2012. Prior to joining LKQ, Mr. Holsten held various positions of increasing responsibility with the North American and International operations of Waste Management, Inc. for approximately 17 years. From February 1997 until July 1998, Mr. Holsten served as Executive Vice President and Chief Operating Officer of Waste Management, Inc. From July 1995 until February 1997, he served as Chief Executive Officer of Waste Management International, plc where his responsibility was to streamline operating activities.

Blythe J. McGarvie, Director	U.S.	Blythe J. McGarvie most recently was a member of the faculty of Harvard Business School teaching in the accounting and management unit from July 2012 until June 2014. Prior to joining the Harvard Business School faculty, Ms. McGarvie served for ten years as Chief Executive Officer and Founder of Leadership for International Finance, a global consulting firm specializing in leadership seminars for corporate and academic groups. During this period, she co-founded and served as Senior Fellow for Northwestern University’s Kellogg Innovation Network and was a visiting leader at the Shanghai-based China Europe International Business School. Prior to 2003, Ms. McGarvie was Chief Financial Officer for BIC Group, a publicly-traded consumer goods company with operations in 36 countries, based in Paris, France. Prior to moving to

SCHEDULE I

Paris, Ms. McGarvie was Chief Financial Officer for Hannaford Bros. Co, a Fortune 500 retailing company, between 1994 and 1999.

Paul M. Meister, Director	U.S.	Paul Meister is President of MacAndrews & Forbes Holdings Inc., a holding company with interests in a diversified portfolio of public and private companies. He is also Co-Founder of Liberty Lane Partners, LLC, a private investment company with investments in healthcare, technology, and distribution-related industries, and Perspecta Trust, a trust company that provides trust and investment services. Mr. Meister previously served as Chairman and Chief Executive Officer of InVentiv Health, a leading provider of commercial, consulting and clinical research services to the pharmaceutical and biotech industries. He formerly was Chairman of the Board of Thermo Fisher Scientific Inc., a provider of products and services to businesses and institutions in the field of science, which was formed by the merger of Fisher Scientific International Inc. and Thermo Electron Corporation in November 2006. Mr. Meister was Vice Chairman of Fisher Scientific International Inc. from 2001 to 2006, and served as its chief financial officer from 1991 to 2001.

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Parent. The following table sets forth the name, citizenship, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Parent. If no address is given, the current business address of each person is 500 West Madison Street, Suite 2800, Chicago, Illinois 60661 and the telephone number is (312) 621-1950. Unless otherwise indicated, each title set forth with an individual’s name refers to Parent.

Name and Title	Citizenship	Present Principal Occupation or Employment and Material Occupations, Positions, Offices or Employments for the Past Five Years
Robert L. Wagman, President, Director	U.S.	See above.

Dominick P. Zarcone, Vice President and Chief Financial Officer, Director	U.S.	See above.

Michael S. Clark, Vice President—Finance and Controller	U.S.	See above.

Harold L. Hooks, Jr., Vice President—Tax	U.S.	Vaughn Hooks is Vice President—Taxes of LKQ. Prior to joining LKQ in August of 2010, Mr. Hooks served as chief tax officer of Aon Corporation, Jones Lang LaSalle Incorporated, Waste Management Inc., and Wheelabrator Technologies Inc. An attorney and certified public accountant, Mr. Hooks began his career in the Atlanta office of KPMG LLP.

Victor M. Casini, Vice President	U.S.	See above.

Walter P. Hanley, Vice President	U.S.	See above.

Matthew J. McKay, Secretary	U.S.	Matthew J. McKay has been the Associate General Counsel for LKQ since December 2007.

Purchaser. The following table sets forth the name, citizenship, present principal occupation or employment and material occupations, positions, offices or employments for the past five years of each officer and director of Purchaser. If no address is given, the current business address of each person is 500 West Madison Street, Suite 2800, Chicago, Illinois 60661 and the telephone number is (312) 621-1950. Unless otherwise indicated, each title set forth with an individual’s name refers to Purchaser.

Name and Title	Citizenship	Present Principal Occupation or Employment and Material Occupations, Positions, Offices or Employments for the Past Five Years
Robert L. Wagman, President, Director	U.S.	See above.

Dominick P. Zarcone, Vice President and Chief Financial Officer, Director	U.S.	See above.

Michael S. Clark, Vice President—Finance and Controller	U.S.	See above.

Harold L. Hooks, Jr., Vice President—Tax	U.S.	See above.

Victor M. Casini, Vice President	U.S.	See above.

Walter P. Hanley, Vice President	U.S.	See above.

Matthew J. McKay, Secretary	U.S.	See above.

The Letter of Transmittal, any certificates evidencing Shares and any other required documents should be sent or delivered by each stockholder or its, his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:

The Depositary for the Offer is:

By Registered Certified or Express Mail:	By Overnight Courier:

Computershare Trust Company, N.A. c/o Voluntxary Corporate Actions P.O. Box 43011 Providence, RI 02940	Computershare Trust Company, N.A. c/o Voluntary Corporate Actions 250 Royall Street Suite V Canton, MA 02021

Notice of Guarantee and Withdrawal Materials Only

By Facsimile Transmission (For Eligible Institutions Only):

(617) 360-6810

Confirm by Telephone(For Eligible Institutions Only):

(781) 575-2332

Questions or requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal and the Notice of Guaranteed Delivery may be directed to the Information Agent at the telephone numbers and address set forth below. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Information Agent for the Offer is:

105 Madison Avenue

New York, New York 10016

(212) 929-5500 (Call Collect)

or

Call Toll-Free (800) 322-2885

Email: tenderoffer@mackenziepartners.com